Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS
a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

 Yes☒ No☐

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

For the purposes of this Form ATS-N, the term "orders" encompasses Firm Regular Session Orders; Conditional Orders and associated Firm-up Orders; ~~and~~ Market on Close ("MOC") Orders, and Trajectory Cross Conditional Orders ("TCCOs") as those terms are defined in Part III, Item 7. To the extent a disclosure relates only to one or two classes of orders, the disclosure is drafted to refer to that class or those classes specifically.

CGMI's algorithms ("algos") or its smart order router ("SOR") may determine to route orders to the ATS. If CGMI's algos make the determination to route orders to the ATS, they send a directed order(s) to the SOR, which in turn sends the order(s) to the ATS. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. CGMI's algos do not enter orders directly into the ATS. CGMI Business Units that have access to the CGMI algos and/or SOR may place orders in NMS Stocks that may be entered into Citi-ONE. CGMI Business Units may not access Citi-ONE directly (i.e., may not be Direct Subscribers or send directed orders to Citi-ONE), except that CGMI Business Units may send directed orders to the Market on Close Session (defined below).

Each business unit ("Business Unit") listed below is part of CGMI, uses the SBSH market participant identification code ("MPID") with respect to its orders and can place orders in NMS Stocks in the ATS in the trading capacities noted below.

(a) CASH SALES TRADING and CASH TRADING facilitate institutional client orders in NMS Stocks and OTC securities. Cash Sales Trading can send client orders to Citi-ONE in an agency capacity, and Cash Trading can send orders to Citi-ONE in an agency or principal capacity.

(b) INTERNATIONAL TRADING facilitates institutional client orders in American Depositary Receipts and local ordinary securities. International Trading can send orders to Citi-ONE in an agency or principal capacity.

(c) RISK ARBITRAGE facilitates institutional client orders in international securities, NMS Stocks, and OTC securities, specializing in the securities of companies in announced transactions (e.g., mergers and acquisitions, tender offers, etc.). Risk Arbitrage can send orders to Citi-ONE in an agency or principal capacity.

(d) CONVERTIBLES TRADING facilitates institutional client orders in NMS Stocks and OTC securities that are convertible securities. Convertibles Trading can send orders to Citi-ONE in an agency or principal capacity.

(e) DERIVATIVES SALES TRADING and DERIVATIVES TRADING facilitate institutional client orders in listed options, including complex options, and OTC derivatives. Derivatives Sales Trading can send client orders to Citi-ONE in an agency capacity and Derivatives Trading can send orders to Citi-ONE in an agency or principal capacity.

(f) ETF TRADING facilitates institutional client orders in Exchange Traded Funds ("ETFs"). ETF Trading can send orders to Citi-ONE in an agency or principal capacity.

(g) CENTRAL RISK manages a portfolio of CGMI positions incurred from the Firm's facilitation activities. Central Risk can send orders to Citi-ONE in a principal capacity.

(h) ELECTRONIC EXECUTION COVERAGE facilitates institutional client orders in equity securities, including NMS Stocks and OTC securities, as agent using the CGMI algos and/or SOR. Electronic Execution Coverage can send client orders to Citi-ONE in an agency capacity.

(i) PROGRAM SALES and PROGRAM TRADING facilitate institutional client orders in equity securities, including NMS Stocks and OTC securities, entered as a program by the client. Program Sales can send client orders to Citi-ONE in an agency capacity. Program Trading can send orders to Citi-ONE in an agency or principal capacity.

(j) DELTA ONE, SWAPS SALES and TRADING is the market making and hedging desk which provides financing on products offering linear exposure to equity risk (single stock, index and sector swaps, ETFs, EFPs, etc.) to clients. Delta One, Swaps Sales and Trading can send orders to Citi-ONE in a principal capacity to delta hedge their financing swaps.

(k) SPECIAL EQUITIES TRANSACTIONS GROUP facilitates purchases and sales by issuers dealing in their own securities and sales of securities by issuer affiliates. Special Equities Transactions Group can send orders to Citi-ONE in an agency or principal capacity.

(l) U.S. FUTURES, MUNICIPALS, HIGH YIELD and CREDIT TRADING Business Units can all hedge their exposure in U.S. equities. These Business Units can send orders to Citi-ONE in a principal capacity.

(m) FIXED INCOME SALES handles client orders in fixed income securities, but also may handle equity orders on an agency basis. Fixed Income Sales can send orders to Citi-ONE in an agency capacity.

CGMI personnel in various groups who are responsible for trading out of positions in a CGMI error account may send orders to Citi-ONE in a principal capacity. CGMI does not have an electronic market making Business Unit that continuously provides liquidity to the Citi-ONE ATS.

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

Yes☐ No☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

As discussed further in Part III, Item 5, CGMI Business Units can only enter orders into Citi-ONE indirectly through the CGMI algos and/or SOR. Subscribers (users of Citi-ONE other than CGMI Business Units and CGMI Affiliates) may elect to access Citi-ONE directly as Direct Subscribers or indirectly as Indirect Subscribers, or may elect to be both Direct and Indirect Subscribers.

CGMI Business Units and CGMI Affiliates cannot send directed orders to Citi-ONE, except that CGMI Business Units can send directed orders to the Market on Close Session (defined below). An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis at its discretion, and will consider factors including but not limited to the history of CGMI's relationship with the Indirect Subscriber; the anticipated volume of the Indirect Subscriber's directed order flow; and other characteristics of the flow the Indirect Subscriber intends to send to the custom routing strategy, such as order type.

Citi-ONE only accepts TCCOs and MOC Orders from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. Direct Subscribers may not send TCCOs or MOC Orders.

For the purposes of this Form ATS-N, all users of Citi-ONE, i.e., Direct and Indirect Subscribers, CGMI Business Units, and CGMI Affiliates, are referred to collectively as "Participants." Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

Yes☐ No☒

Part II

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes☒ No☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Certain Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to the CGMI algos and/or SOR. The determination as to whether an order is sent to Citi-ONE on behalf of a CGMI Affiliate is made by the CGMI trading desk in the case of MOC Orders or the CGMI algos and/or SOR. CGMI Affiliates are authorized in their local jurisdictions to act as broker-dealers or banks (or the local equivalent). Given that Affiliate orders are sent to Citi-ONE by CGMI, the applicable MPID for such orders is SBSH. CGMI Affiliates do not have the ability to send orders to the ATS directly.

The following CGMI Affiliates can access Citi-ONE through CGMI. CGMI enters all CGMI Affiliates' orders into Citi-ONE in an agency capacity.

(a) NON-U.S. BROKER-DEALERS - Citigroup Global Markets Limited ("CGML"), whose orders represent the interests of its customers; and Citigroup Global Markets Europe ("CGME"), whose orders represent the interests of its customers.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

Yes☐ No☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

As discussed further in Part III, Item 5, CGMI Affiliates can only enter orders into Citi-ONE indirectly through the CGMI trading desk or the CGMI algos and/or SOR. CGMI Affiliates do not have the ability to send orders to the ATS directly (i.e., may not be Direct Subscribers and may not send directed orders). A CGMI trading desk may send a directed order to the Citi-ONE

Market on Close Session (defined below) on behalf of the Affiliate's order or may use the CGMI algos and/or SOR to handle an Affiliate's order, which may, in turn, determine to send the Affiliate's order to Citi-ONE. Subscribers ~~(not CGMI Business Units or CGMI Affiliates)~~ may elect to access Citi-ONE directly or indirectly. CGMI Business Units and CGMI Affiliates may not access Citi-ONE directly (i.e., may not be Direct Subscribers or send directed orders to Citi-ONE), except that CGMI Business Units may send directed orders to the Market on Close Session. Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2. Citi-ONE only accepts TCCOs and MOC Orders from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. Direct Subscribers may not send TCCOs or MOC Orders.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

Yes☐ No☒

Part II

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

Yes☒ No☐

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

CGMI offers its clients a suite of electronic equities trading products, including the use of its algos, SOR, a direct market access ("DMA") platform (operated by a third-party but offered by CGMI), and Citi-ONE.

CGMI client orders may be sent to Citi-ONE by the CGMI algos and/or SOR, making such clients Indirect Subscribers. The decision to route an order to Citi-ONE (or other trading centers) may be made by either the CGMI algos or the SOR. If the CGMI algos decide to send an order to Citi-ONE, the CGMI algos send a directed order to the SOR, and the SOR routes the order to Citi-ONE. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. The CGMI algos do not enter orders directly into Citi-ONE. CGMI Business Units and CGMI Affiliates cannot send directed orders to Citi-ONE, except that CGMI Business Units may send directed orders to the Market on Close Session (defined below). An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis, as described further in Part II, Item 1.

Clients of CGMI can alternatively choose to go through the Direct Subscriber onboarding process described in Part III, Item 2, and after successful completion of that process will be permitted either to send orders directly to Citi-ONE through the Citi-ONE gateway or to access the Citi-ONE gateway through CGMI's DMA platform. The Citi-ONE gateway is the only gateway to the ATS for both Direct and Indirect Subscribers, though because Indirect Subscriber, CGMI Business Unit, and CGMI Affiliate orders must pass through the additional technology layer of the algos and/or SOR, their orders as a general matter will not reach Citi-ONE as quickly as orders sent to Citi-ONE at the same time from Direct Subscribers. See Part III, Item 5. Part III,

Item 2, provides the particular terms and conditions related to eligibility for Direct and Indirect Subscribers.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As described in Part III, Item 2, Direct Subscribers must, as a condition to accessing Citi-ONE directly, meet the identified criteria to be onboarded. Access to Citi-ONE through CGMI's DMA is only available to Direct Subscribers. Indirect Subscribers must be CGMI clients in good standing. CGMI Business Units and CGMI Affiliates are not subject to eligibility requirements in order to access Citi-ONE through the CGMI algos and/or SOR and do not have the ability to access Citi-ONE directly. CGMI Business Units and CGMI Affiliates cannot send directed orders to Citi-ONE, except that CGMI Business Units may send directed orders to the Market on Close Session (defined below). An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis, as described further in Part II, Item 1.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

Yes☐ No☒

Part II

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:
     i. written standards controlling employees of the ATS that trade for employees' accounts; and
     ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

DEFINITION OF CTI AND CITI-ONE INFRASTRUCTURE

CGMI maintains policies and standards designed to limit sharing of Citi's and Citi's clients' confidential information with only those who have a need to know such information in order to perform their job functions. These policies and standards also apply to CGMI personnel and shared personnel involved in the operation of Citi-ONE or responsible for the ATS's compliance with applicable laws.

As noted in Part II, Item 6, any information regarding a Participant's identity, orders, trading interest or intentions, positions, risk exposure or trading strategy, or similar non-public transactional information related to that Participant is considered CTI. CGMI does not consider post-trade information that is aggregated and anonymized, or otherwise presented in a way that does not reveal a client to be a Subscriber to Citi-ONE, including the example described above in Part II, Item 6, to be CTI.

The Citi-ONE matching engines and gateway ("Citi-ONE infrastructure") are hosted and operated by Ocean, as described in Part II, Item 6. This Citi-ONE infrastructure resides in an Ocean cage within the Equinix NY4 datacenter and is physically separated from other CGMI systems (including the CGMI algos and SOR), and from the DMA offered by CGMI, and operated on hardware separate from other systems hosted and operated by Ocean. Citi-ONE infrastructure also is separate from that of the Nasdaq exchanges. All Citi-ONE orders pass through the Citi-ONE gateway as the access point to the Citi-ONE ATS.

CGMI utilizes the standard Exegy Ticker Plant (XTP) market data solution, which processes information from Ocean for inclusion in feeds to the CGMI algos and/or SOR as described in Part III, Item 15. The XTP is hosted by CGMI, on CGMI leased premises, in a third-party data center and is controlled and secured by Citi firewalls.

Access to Citi-ONE CTI is limited to Citi personnel (including temporary personnel) who have a need to know in order to support the operation and compliance of the ATS. Employees of CGMI and its Affiliates support the operation of the Citi-ONE ATS and other businesses (shared employees), as described in Part II, Item 6. These shared employees as well as certain CGMI applications have access to Citi-ONE CTI.

The DMA platform offered by CGMI has access to information about orders routed through it, including Direct Subscribers' intraday (real-time) order and matching information. Employees of the third-party DMA platform provider have access to such information for purposes of providing technological support. The identities of Direct Subscribers are not visible to employees of the third-party DMA platform.

Also, Ocean employees responsible for the daily operation of Citi-ONE have access to Citi-ONE CTI in the form of Citi-ONE intraday and historical order and matching information. These Ocean employees reside in a separate physical location from CGMI shared employees.

Separately, certain Exegy employees have access to Citi-ONE CTI as it is processed in the XTP as well as when providing Citi-ONE-related services. See Part III, Item 15 for additional information about services provided by Exegy.

Set forth below are the written standards and oversight procedures to safeguard Citi-ONE CTI.

CGMI POLICIES AND STANDARDS

The following CGMI policies and standards, as well as the CGMI access and information barriers, apply to the Citi personnel identified in Part II, Item 7(d), except to the extent the description of a particular control or safeguard reflects a more limited application (e.g., the Mandatory Absence policy).

PERSONAL TRADING: Citi employees, including those with access to Citi-ONE CTI, are subject to Citi policies, which apply to CGMI, that prohibit personal trading based on non-public or other confidential information. Citi's Personal Trading and Investment Policy defines permitted and prohibited trading and provides rules for the maintenance and review of internal and external brokerage activities of Citi employees who are involved in the purchase and sale of investment products as well as certain senior officers of Citi (together with their other covered household members, "Covered Persons"). The ATS Supervisor (and approved Series 24 Delegate) and Citi-ONE shared employees are subject to Citi's Personal Trading and Investment Policy.

Covered Persons may only trade securities in Firm-approved outside brokerage accounts, and they are not allowed to use any Citi-ONE CTI for personal trading. Covered Persons' personal investment positions are subject to a 30-day holding period. Covered Persons are generally restricted from trading New Issues and engaging in certain trading strategies involving Citi securities.

Covered Persons must enter a pre-approval request for every purchase and sale of a security executed in an employee investment account. The Compliance Department reviews these requests. Covered Persons that are responsible for the operation of Citi-ONE and certain others must also obtain the approval of their direct manager prior to a transaction. The investment activities of Covered Persons, including Citi preclearance requirements and the disclosure and surveillance of personal brokerage or trading accounts are monitored by each Covered Person's direct manager.

Prior to approving or rejecting any personal trading request, each Covered Person's direct manager (or the Compliance Department, as the case may be) considers various factors that touch upon how closely related the proposed trade is to the Covered Person's daily business activities. The approver considers whether the proposed transaction potentially raises a conflict of interest or is otherwise not in the best interests of Citi.

On a post-trade basis, CGMI direct managers use the Compliance for You (CoFY) system to review Covered Persons' personal trading activities. Accounts that do not permit trading in individual securities, derivatives, futures, or commodities (e.g., cryptocurrency accounts, mutual funds, unit investment trusts) are not subject to this review. During the review of employee trading activity, managers of the employee look for pre-approvals, indications of improper trading activity that might interfere with such person's job responsibilities, and excessive trading. CGMI's Employee Trading Surveillance Team also monitors activity in employee personal trading accounts.

On an annual basis, Covered Persons must confirm through the CoFY platform that the information about their reportable accounts on record is accurate, as well as certify that they understand and will abide by Citi's Personal Trading and Investment Policy.

Pursuant to CGMI's and Citi-ONE's written supervisory procedures, the ATS Supervisor (or approved Series 24 Delegate) conducts a monthly review to ensure that the managers of the ATS's shared employees are conducting their reviews of employee personal trading in a timely manner.

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, Citi employees are required to read and comply with the Citi Code of Conduct, Citi Privacy and Confidentiality Policy and Citi Electronic Communications Policy, which include provisions that address safeguarding sensitive information. ~~Each shared employee is required to complete assigned annual compliance training, which covers safeguarding client confidential information, which is defined as any information regarding a client's identity, orders, trading interest or intentions, positions, directional exposure or trading strategy or related non-public transactional information~~<u>Shared employees are required to receive training specific to the handling of Citi-ONE CTI in advance of receiving access to an application that contains Citi-ONE CTI and annually thereafter</u>. The manager of each shared employee is responsible for ensuring timely completion of the <u>CTI</u> training. The Citi-ONE ATS Supervisor and approved Series 24 Delegate(s) also complete ~~this~~<u>the</u> annual <u>CTI-specific</u> training.

CYBER RISK: Citi has adopted and implemented an intelligence-led strategy to establish, implement, review, and adjust its approach to managing cyber risks. The strategy is supported by corresponding information security programs, policies and procedures, governance and management structures, reporting, and metrics. This strategy is applicable to Citi-ONE.

MANDATORY ABSENCE: Pursuant to the Citi Mandatory Absence Policy, employees who have the authority to execute transactions on behalf of CGMI and its Clients, or authority to make entries in Citi's books and records, as well as employees who can authorize, approve, or otherwise directly cause such transactions, are subject to a mandatory absence. As a compliance control, the policy requires such employees be absent from sensitive positions for a prescribed period of time so that their activities may be performed by others.

CGMI ACCESS AND INFORMATION BARRIERS

In addition to the above-referenced policies, Citi has information barriers to separate personnel and systems with access to ATS CTI from those not permitted to access such information. Citi also relies on information barriers to distinguish among personnel and systems permissioned to access different types of Citi-ONE CTI. Citi also restricts access to Citi applications containing Citi-ONE CTI through the following review and approval processes.

Shared employees seeking access to Citi-ONE CTI are required to obtain approval from their direct manager and~~, depending~~ the primary business information owner (the ATS Supervisor or approved Series 24 Delegate). Depending on the means of access, ~~either or both of (i) the Citi-ONE~~a shared employee may also need approval from the application (technology) manager aligned to the specific application in which the Citi-ONE CTI resides (which could be the same as ~~the~~their direct manager~~), and (ii) the primary business information owner (the ATS Supervisor or approved Series 24 Delegate~~). The ATS Supervisor (or approved Series 24 Delegate) oversees access to Citi-ONE CTI by shared employees who are managed by persons other than the ATS Supervisor (or approved Series 24 Delegate). Any shared employees seeking access to Citi-ONE CTI must submit a request through Citi's Marketplace ("CMP") and such request for access is considered based on the role of the requestor. Direct managers are responsible for reviewing the request for access to Citi-ONE CTI prior to providing approval. In considering such requests, direct managers consider factors including the employee's current role and whether the employee performs a function related to Citi-ONE. ~~Depending~~The ATS Supervisor or approved Series 24 Delegate will also be required to review and respond to a CMP request, and, depending on the application for which access is sought, the Citi-ONE application (technology) manager ~~and/or the ATS Supervisor or approved Series 24 Delegate will~~aligned to the specific application in which the Citi-ONE CTI resides (which could be the same as their direct manager) may also be required to review and respond to a CMP request. An employee's access request will be denied if the employee's role does not require such access in order to operate Citi-ONE or support Citi-ONE compliance efforts. Subsequent to initial approval of a request for access, direct managers conduct semi-annual reviews of such access in CGMI's Enterprise Entitlement Review System.

The ATS Supervisor (or approved Series 24 Delegate) conducts monthly and quarterly reviews related to shared employees who have access to Citi-ONE CTI. On a semi-annual basis, direct managers of shared employees with access to Citi-ONE CTI perform entitlements reviews of the shared employees reporting to them, including to confirm that these shared employees only have entitlements to applications containing Citi-ONE CTI that are appropriate and necessary for their roles with respect to supporting the operation and compliance of the ATS. CGMI requires entitlements to applications containing Citi-ONE CTI to be removed with respect to any employee previously classified as a shared employee of Citi-ONE whose role has changed and, as a result, no longer requires access to Citi-ONE CTI.

Citi-ONE's written supervisory procedures and written operating procedures also require a monthly governance meeting of a group consisting of the ATS Supervisor (and approved Series 24 Delegate), Legal, Compliance, and Operations personnel. During this Citi-ONE governance meeting, amongst a variety of ATS-related topics, the group reviews additions and subtractions to the list of shared employees with access to Citi-ONE CTI and the appropriateness of shared employees' access to Citi-ONE CTI.

The Exegy data feeds (the anonymized, aggregated information about certain Citi-ONE orders, as described in Part III, Item 15) that are used by CGMI algos and/or the SOR are considered Citi-ONE CTI. Access to this Citi-ONE CTI contained in the data feeds is confined to the CGMI algos and/or the SOR in the following ways: First, access to the Exegy data feeds containing Citi-ONE information is via physical cable, which allows CGMI to limit access to the data feeds. Only the CGMI algos and/or the SOR have this physical connection to the Exegy data feeds--they are not physically connected to any other CGMI infrastructure. Second, once connected, the CGMI algo and/or SOR are still required to provide login credentials to Exegy in order to receive the data. Third, the programmed use of the Citi-ONE data feeds by the CGMI algos and/or the SOR (i.e., to make efficient real-time decisions regarding where to route orders generated based on the underlying logic of the algos and/or SOR, including whether to route orders to Citi-ONE, and the size and price conditions of orders sent to Citi-ONE) was subject to appropriate development and testing. The CGMI algos and/or SOR are not programmed to use the Citi-ONE data feeds for any other purposes, such as when performing risk checks or undergoing transaction cost analysis.

THIRD-PARTY ACCESS AND INFORMATION BARRIERS

Ocean and Nasdaq employees with access to Citi-ONE CTI include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management (collectively, "Ocean employees").

These persons have access to Citi-ONE CTI consisting of individual orders and matches, client identifiers of Participants, and volume of orders pertaining to Citi-ONE.

Ocean's policies and procedures employ a three-pronged approach to permission access to Citi-ONE. First, an employee must complete compliance training specific to the Ocean business unit responsible for Ocean's Citi-ONE activities. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific Ocean system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual compliance training. Ocean employees with access to Citi-ONE CTI are subject to Ocean's Information Barriers and Conflict Management Policies and Procedures. Pursuant to these procedures, Ocean employees are prohibited from sharing Citi-ONE CTI with other employees (including at Nasdaq) who are not expressly authorized to receive such information.

All Ocean employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions to Nasdaq. Nasdaq's Global Ethics Team monitors personal trading activities against the GTP.

Ocean also conducts electronic communications reviews to identify policy violations including noncompliance with the above-referenced policies and procedures.

CGMI has the right to audit Ocean's operation of Citi-ONE, including Ocean's access to and use of Citi-ONE CTI either through audits conducted by CGMI's own audit team or by third-party auditors. Such audits may be conducted on-site or off-site.

Ocean also is obligated to notify CGMI of any actual or suspected unauthorized access to confidential information, which includes Citi-ONE CTI, in a timely manner.

Ocean outsources Consolidated Audit Trail submission responsibilities on behalf of Citi-ONE to S3. Accordingly, certain S3 employees have access to Citi-ONE CTI. Such access is limited to S3 employees who require it to complete S3's contractual work for Ocean on behalf of Citi-ONE. Such access approval is granted by S3 consistent with S3's policies and procedures regarding information security and data confidentiality. S3 personnel with access to Citi-ONE CTI must complete training and sign an acknowledgment regarding handling of confidential information. S3 conducts audits each quarter to confirm that only authorized S3 employees have been granted access and that access is used only as required to complete Citi-ONE-related services. The results of audits are documented and a written attestation is provided to the Citi-ONE ATS Supervisor (or approved Series 24 Delegate). S3 also is obligated to notify CGMI of any actual or suspected unauthorized access to confidential information, which includes Citi-ONE CTI, in a timely manner.

Exegy employees can gain access to the Citi-ONE CTI only with proper Exegy approvals. Approval is only granted to Exegy employees who require such access to complete Exegy's contractual work for CGMI, such as monitoring, maintaining, and incident troubleshooting with respect to the data provided by Exegy to CGMI. Such access approval is granted by Exegy senior management, and a record of approval is automatically and securely maintained for future audit purposes. Exegy conducts audits each quarter to confirm that only authorized Exegy employees have been granted access and that access is used only as required to complete Citi-ONE-related services. The results of audits are documented and a written attestation is provided to the Citi-ONE ATS Supervisor (or approved Series 24 Delegate). If remedial actions are required, they are taken within 24 hours and the audit results are updated and applicable records are maintained. All violations of the Exegy policy are reported to senior Exegy executive management and the employee(s) are subject to discipline, including potential termination.

The DMA platform offered by CGMI, has access to information about orders routed through it, including Direct Subscribers' intraday (real-time) order and matching information. Employees of the third-party DMA platform provider have access to such information for purposes of providing technological support. The identities of Direct Subscribers are not visible to employees of the third-party DMA platform. The provider attests each quarter to the Citi-ONE ATS Supervisor (or approved Series 24 Delegate) that each employee with access to the DMA platform data requires such access to perform their roles and responsibilities.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

 Yes☒ No☐

If yes, explain how and under what conditions.

If a Subscriber requests and instructs the Broker-Dealer Operator to provide its CTI to a third-party provider that the Subscriber identifies (for example, to provide a third-party clearing firm with a drop copy of that Subscriber's executions in Citi-ONE), the Broker-Dealer Operator will comply with that request. Subscribers can make this type of request via onboarding paperwork and/or by contacting Platform Sales.

In addition, as described below in Part II, Item 7(d), Direct Subscribers can opt into having their aggregated historical order information provided to the subset of Platform Sales personnel within CGMI that provide ATS-related sales services to Direct Subscribers.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

Yes☒ No☐

If yes, explain how and under what conditions.

Subscribers can withdraw consent to the disclosure of their CTI described in response to Part II, Item 7(b) by (i) amending the instructions provided to the Broker-Dealer Operator with respect to CTI provided to third-party providers by contacting Platform Sales; or (ii) contacting Platform Sales with respect to CTI shared with certain Platform Sales personnel.

Separately, as described in Part III, Item 15, Direct Subscribers may opt out of having their Conditional Orders included in the Conditional Order data feed provided to the CGMI algos at the Subscriber level by contacting the ATS Supervisor (or approved Series 24 delegate).

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Access to Citi-ONE CTI is limited to the specific members of groups of shared employees within CGMI, or a CGMI Affiliate (Citibank N.A., Citi Technology Inc., Citigroup Global Markets Limited, and Citi Canada Technology Services ULC) who support various functions pertaining to operations and compliance of the ATS and who are approved to access Citi-ONE CTI as described in Part II, Item 7(a). CGMI's algos and SOR, as well as the DMA platform offered by CGMI, also have access to certain Citi-ONE CTI as described herein. In addition, access to Citi-ONE CTI is available to a limited group of employees of third-party suppliers that provide services to the Citi-ONE ATS related to the operations and compliance of the ATS, including surveillance, and business and product management. For employees of third-party suppliers, access is limited by their employer rules and procedures, restricting access to those Persons that have a need to know, as referenced in Part II, Item 7.

CITI PERSONNEL

Certain members of the following groups are shared employees with access to Citi-ONE CTI. These personnel are subject to the CGMI policies and standards describe in response to Part II, Item 7(a), except to the extent Item 7(a) describes a more limited scope for a particular control or safeguard.

Transaction Support and Operations personnel within Citibank N.A., Citi Technology Inc., and CGMI are responsible for performing transaction-related production and operational support, gathering necessary documentation pertaining to Indirect Subscribers, providing implementation services for Indirect Subscribers, monitoring and troubleshooting data feed connections, providing oversight of regulatory reporting and trade confirmation processes, introducing and updating risk limits, as well as performing middle and back office functions. The Citi-ONE CTI that such personnel have access to is intraday and historical (i.e., end of day or T+1) order and matching information.

The ATS Supervisor (including an approved Series 24 Delegate/Manager) is a CGMI employee responsible for providing transaction-related and operational support, reviewing and approving internal and external documentation and providing oversight, governance, and supervision of the Citi-ONE ATS. This includes facilitating Subscriber requests to provide or cease providing CTI to a third-party provider (e.g., clearing firm), as described above in Part II, Items 7(b) and (c) after the relevant information is gathered during onboarding and/or by Platform Sales. The ATS Supervisor is supported in performing these responsibilities by an analyst. The Citi-ONE CTI that the ATS Supervisor (including an approved Series 24 Delegate) ~~has~~and their analyst have access to is intraday and historical order and matching information, including the results of the Mark-out Analysis described in Part III, Item 13, as needed to carry out those ATS responsibilities.

Electronic Trading and a subset of Surveillance Compliance ("Regulatory Inquiries Surveillance") personnel within Citibank N.A. and CGMI are responsible for, among other responsibilities, providing compliance-related guidance and oversight of Citi-ONE's operation, including responding to regulatory inquiries and exams. The Citi-ONE CTI that such personnel have access to is historical order and matching information, on an as needed basis. In addition, Electronic Trading Compliance has access to the results of the Mark-out Analysis described in Part III, Item 13.

A subset of Surveillance Compliance ("Market Surveillance") personnel are responsible for reviewing daily trade surveillance alerts pertaining to Citi-ONE activity. The Citi-ONE CTI that such personnel have access to is historical order and matching information.

Equity Risk & Controls (ERC) personnel within CGMI oversee supervisory reviews and attestations completed by the ATS Supervisor (or approved Series 24 Delegate). ERC personnel also collaborate with Surveillance personnel on periodic reviews for potential manipulative trading and other conduct issues and conduct oversight and documentation of Market Access Rule limits. ERC also oversees regulatory reporting. The Citi-ONE CTI that such personnel have access to is historical order and matching information.

Technology personnel within Citibank N.A. and Citi Canada Technology Services ULC are responsible for performing independent testing, execution quality analyses, and implementation of mark-out analyses, and are responsible for CGMI's algo and SOR-related applications and/or connectivity used by Indirect Subscribers. They also apply segmentation logic and are responsible for the integration and maintenance of inputs and outputs across supporting downstream CGMI internal systems. They perform oversight of CAT reporting and provide business personnel with data. They also perform quality checks of the data used for compliance, surveillance, and monitoring purposes. The Citi-ONE CTI that Technology personnel who are responsible for CGMI's algo and SOR-related applications and/or connectivity used by Indirect Subscribers have access to is the identity of Indirect Subscribers. The Citi-ONE CTI that other Technology personnel have access to is historical order and matching information, including the results of the Mark-out Analysis described in Part III, Item 13.

A small subset of Markets Quantitative Analysts (MQA) within CGMI are responsible for the design of the mark-out methodology described in Part III, Item 13. In furtherance of this responsibility, the Citi-ONE CTI that a subset of MQA personnel will have access to is historical order and matching information, including the results of the Mark-out Analysis described in Part III, Item 13.

Equities Management within CGMI is responsible for managing the overall equities business and may assist the ATS Supervisor (or approved Series 24 Delegate) with general business matters as part of their role in overseeing CGMI's equities business. Such Equities Management personnel receive aggregated historical Citi-ONE data in order to understand the scope and scale of Citi-ONE as one of CGMI's equity execution service offerings, and in furtherance of their responsibilities to oversee CGMI's equities business. They may receive Direct Subscriber identities if consulted during the Direct Subscriber review and approval process described in Part III, Item 2. Equities Management is not involved in day-to-day operations of Citi-ONE, however issues requiring escalation, including potential technology-related execution errors, may be directed to these personnel and they may have access on an as needed basis to limited Citi-ONE CTI in the form of intraday and/or historical order and matching information to assist with review and resolution of such escalations. Personnel within Equities Management also have as-needed access to the results of the Mark-out Analysis described in Part III, Item 13.

Client Coverage personnel within CGMI, made up of Cash Sales Trading, Electronic Execution Coverage, and Execution Advisory Services employees, provide client coverage and support services. The Citi-ONE CTI that Cash Sales Trading personnel have access to is the intraday and historical order and matching information of the individual Indirect Subscribers to whom they provide coverage. The Citi-ONE CTI that Electronic Execution Coverage and Execution Advisory Services personnel have access to is intraday and historical order and matching information for the Indirect Subscribers whose orders are entered into CGMI systems. The bases for such access are that each Electronic Execution Coverage representative can provide support services to any Indirect Subscriber and Execution Advisory Services personnel require access in furtherance of their role in optimizing liquidity sourcing for clients, including as described in Part III, Item 9, with respect to FRS Order and Conditional Order interaction.

A subset of Platform Sales personnel within CGMI provide ATS-related sales services to Direct Subscribers. In furtherance of their sales responsibilities, the Citi-ONE CTI that such personnel have access to in the normal course of business is the identity of Direct Subscribers and the aggregated historical matching information for each Direct Subscriber. Direct Subscribers can also opt into having their aggregated order information provided to these personnel by contacting

Platform Sales. In addition, on an ad hoc and as needed basis, these personnel may have access to intraday and/or historical order and matching information for all Direct Subscribers, including the results of the Mark-out Analysis described in Part III, Item 13, to assist with review and resolution of client queries. Separately, a limited number of Platform Sales personnel have access to historical matching information for (i.e., post-trade information, which is not aggregated) and the identities of Direct Subscribers with commission-sharing arrangements ("CSA") with CGMI, for purposes of providing operational support (e.g., determining eligibility for CSA credit and reviewing billing exceptions) related to CSAs.

Credit Risk and In-Business Risk personnel within Citibank N.A. and CGMI advise on the financial risk management controls applicable to Subscribers pursuant to Securities and Exchange Commission Rule 15c3-5. The Citi-ONE CTI to which these personnel have access is the identity of Subscribers.

Product Legal, Risk Management including Conduct Risk, Business Management and Internal Audit personnel within Citibank N.A., Citigroup Global Markets Limited, and CGMI provide control functions and oversight of Citi-ONE and have access as needed to Citi-ONE CTI in the form of historical order and matching information. These employees assist CGMI with tasks including but not limited to responding to regulatory inquiries or performing internal audits of the electronic trading platform, which could include Citi-ONE.

Various shared personnel have access to Citi-ONE CTI for purposes of supporting the DMA platform. Unless these personnel have a joint role that falls into one of the groups described above, they have access only to orders and executions passing through the DMA platform, including orders sent to Citi-ONE, and the identities of Direct Subscribers sending those orders. They do not have access to the full Citi-ONE order book or intraday or historical information regarding orders that access Citi-ONE via another means of entry. The shared personnel include: (i) supervisors within Electronic Execution Coverage who are assigned to oversee the DMA business; (ii) Transaction Support and Operations personnel who perform transaction-related production and operational support; (iii) a DMA product manager; and (iv) a subset of members of the Electronic Trading Risk and Controls team that monitors for rejects and performance issues. The Citi-ONE CTI to which these personnel have access is the identity of Direct Subscribers who access Citi-ONE via the DMA platform, and intraday and historical order and matching information for orders going to Citi-ONE from the DMA platform.

CGMI ALGOS AND SOR

CGMI algos and the CGMI SOR are able to create child orders based on parent level orders sent to the CGMI algos or CGMI SOR. The decision to route an order to Citi-ONE (or other trading centers) may be made by CGMI algos or the SOR. If the CGMI algos decide to send an order to Citi-ONE, the CGMI algos send a directed order to the SOR, and the SOR routes the order to Citi-ONE. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. The CGMI algos do not enter orders directly into Citi-ONE. The CGMI algos and SOR receive Citi-ONE CTI in the form of data feeds containing aggregated buy and sell information regarding certain Citi-ONE orders from Exegy. The CGMI algos and SOR use the data feeds solely to make efficient real-time decisions regarding where to route orders generated based on the underlying logic of the algos and/or SOR, including whether to route orders to Citi-ONE, and the size and price conditions of orders sent to Citi-ONE. See Part III, Item 15.

CGMI DMA

The DMA platform offered by CGMI receives information about Direct Subscribers' orders and associated executions to the extent such orders are routed to Citi-ONE.

OCEAN EMPLOYEES (a Third-Party Technology Supplier)

Access to Citi-ONE CTI is available to limited groups of Ocean employees that support various functions pertaining to hosting, operations, and the compliance of the ATS. Designated Ocean employees have access to intraday and historical Citi-ONE order and matching information in order to perform and manage various day-to-day troubleshooting, incident management and market operations tasks, software development, quality assurance, and maintenance activities. Such access also is required by Ocean in connection with conducting surveillance activities and managing Ocean's access entitlements for Citi-ONE.

Ocean Operations employees are responsible for troubleshooting various day-to-day technical and market-related operations pertaining to Citi-ONE. They also assist with establishing ports and verifying IP addresses and FIX connections for Direct Subscribers. The Citi-ONE CTI that these personnel have access to is Direct Subscriber identity and intraday and historical order and matching information.

Ocean Compliance employees are responsible for building ATS surveillance alerts and patterns chosen by CGMI, providing surveillance of the Citi-ONE ATS through the Nasdaq Market Surveillance application, and troubleshooting and incident management. The Citi-ONE CTI that these personnel have access to is intraday and historical order and matching information. In addition, Ocean Compliance is responsible for managing requests for access and entitlements from within the NASDAQ organization and for overseeing Ocean's Information Barriers and Conflict Management policies and procedures.

One Ocean Technology group is responsible for application development and maintenance of the core matching technology of Citi-ONE. Other technology-focused groups within Ocean are responsible for various downstream Ocean applications that surround and support the Citi-ONE core technology with products, services, and data including regulatory reporting, surveillance, and data storage. A group of Ocean employees is responsible for written documentation, design modules, and functionality pertaining to CGMI's requirements. This group is responsible for the coordination and management of workflows across multiple Ocean groups. Collectively, the Citi-ONE CTI that these Technology groups have access to is intraday and historical order and matching information.

S3 PERSONNEL (an Ocean contractor)

Certain S3 employees have access to Citi-ONE CTI necessary for submission of CAT reporting on behalf of CGMI. These personnel have access to Subscriber identity and intraday and historical order and matching information.

EXEGY PERSONNEL (a Third-Party Technology Supplier)

Certain Exegy employees have access to Citi-ONE CTI necessary to (i) monitor the XTP stability, troubleshooting, and connectivity (Level 1), and (ii) respond to queries, and investigate and resolve incidents (Level 2 and Level 3). These personnel have access to anonymized and aggregated intraday order information for Firm Regular Session Orders (order class defined in Part III, Items 4 and 7) within the NBBO and Conditional Orders priced at the midpoint or better (except from Direct Subscribers who have opted out of including their Conditional Orders in the Exegy data feed), as described further in Part III, Item 15.

EMPLOYEES OF THIRD-PARTY DMA PROVIDER

Employees of the third-party DMA platform provider have access to the anonymized intraday and historical order and matching information for orders going to Citi-ONE from the DMA platform for the purposes of providing technological support to users of the DMA.

Part III

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

Yes☐ No☒

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

Yes☒ No☐

If yes, list and provide a summary of the conditions.

Prior to accessing Citi-ONE, a Participant must be (i) onboarded as a Direct Subscriber, (ii) a CGMI client in good standing, (iii) a CGMI Business Unit, or (iv) a CGMI Affiliate.

By default, CGMI clients' orders in NMS stocks may be sent to Citi-ONE, making such clients Indirect Subscribers. CGMI clients may request that their orders not be sent to Citi-ONE by contacting their Client Coverage personnel.

All new CGMI clients (including Direct Subscribers of Citi-ONE) must complete the CGMI client onboarding process during which Know Your Customer and anti-money laundering processes are completed. CGMI also considers various criteria including, for example, credit checks and background checks. Each CGMI client is also assigned a market access rule limit as required under Securities and Exchange Commission Rule 15c3-5. This process is not specific to the ATS.

Prior to accessing Citi-ONE, prospective Direct Subscribers are reviewed and approved by the New Subscriber Group. The New Subscriber Group includes the ATS Supervisor (or approved Series 24 Delegate), Legal and Compliance, and the subset of Platform Sales personnel who provide ATS-related sales services. Each prospective Subscriber is presented to the group and financial documents and expected activity are reviewed. The New Subscriber Group ensures that Direct Subscribers of the ATS:

- Execute a Citi-ONE ATS Subscriber Access Agreement permitting direct access to the ATS (unless otherwise determined by CGMI Equities Management);

- Complete an informational questionnaire about the Direct Subscriber's business, including key contacts and communication methods;

- Submit appropriate financial information; specifically, assets under management for institutional clients and net capital for broker-dealers; and

- Have the technological viability of their direct connection to Citi-ONE certified by Ocean.

Clearing agreements such as Qualified Services Representative (QSR) or Auto Give-Up (AGU) documentation are required for Subscribers that are broker-dealers, and institutional Subscribers are required to have settlement instructions in place.

~~By default, no Participants are enabled to participate in the Market on Close Session ("MOCS"). Direct Subscribers may request to be enabled at onboarding or after onboarding by contacting the ATS Supervisor.~~ CGMI will determine whether to enable Indirect Subscribers, CGMI Business Units and CGMI Affiliates for the ~~MOCS~~Market on Close Session ("MOCS") and/or the Trajectory Cross Session based on client preferences, execution objectives, execution quality, or operational complexity in-line with Citi's broader routing and venue selection policy and procedure. Direct Subscribers are not permitted to participate in the MOCS or Trajectory Cross Session.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

Yes☐ No☒

If no, identify and describe any differences.

CGMI Business Units, CGMI Affiliates, and Indirect Subscribers that access Citi-ONE through the CGMI algos and/or SOR are not required to complete the Citi-ONE ATS Subscriber Access Agreement or the approval process for Direct Subscribers, as set forth in Part III, Item 2(b) above. CGMI Business Units and CGMI Affiliates are not required to complete CGMI's client onboarding process. Some Direct Subscribers, at the sole discretion of CGMI Equities Management, may not be required to execute a Citi-ONE ATS Subscriber Access Agreement. In deciding whether to require a written agreement, CGMI Equities Management may consider, by way of example, the overall relationship of the Subscriber with CGMI, which could include factors such as the type of entity and length of the client relationship. CGMI Equities Management may consider any facts and circumstances in exercising their sole discretion whether to require a written agreement for any given Subscriber.

As described in Part III, Item 2(b), ~~the way in which Direct Subscribers are enabled for the MOCS is different than the way in which~~CGMI will determine whether to enable Indirect Subscribers, CGMI Business Units~~,~~ and CGMI Affiliates ~~are enabled.~~for the MOCS and/or Trajectory Cross Session based on client preferences, execution objectives, execution quality, or operational complexity in-line with Citi's broader routing and venue selection policy and procedure. Direct Subscribers are not permitted to participate in the MOCS or Trajectory Cross Session..

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

Yes☐ No☒

Part III

Item 4: Hours of Operations

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

Citi-ONE is open for trading on the days that the national stock exchanges are open for trading, and Citi-ONE will observe the holidays and other closings of the exchanges. Citi-ONE operates ~~two~~three trading sessions – (i) the Regular Trading Session ("RTS"), during which Firm Regular Session ("FRS") Orders and Conditional Orders ("COs") including their associated Firm-up Orders may be matched~~, and~~; (ii) the Market on Close Session ("MOCS"), during which Market on Close ("MOC") Orders for Indirect Subscribers, CGMI Business Units, and CGMI Affiliates may be matched ~~for those Participants who have opted in to or been enabled for the MOCS~~ (see Part III, Item 17); and (iii) the Trajectory Cross Session, during which TCCOs for Indirect Subscribers, CGMI Business Units, and CGMI Affiliates may be matched (see Part III, Item 9). These order types ("Order Classes") are defined and described further in Part III, Item 7. The hours for the RTS~~and~~, MOCS, and Trajectory Cross Session are identified below. In addition, Citi-ONE will be open (though not accepting orders) for operational purposes only until 5:00 PM ET.

REGULAR TRADING SESSION AND TRAJECTORY CROSS SESSION

FRS Orders, Conditional Orders, ~~and~~ MOC Orders, and TCCOs can be accepted by Citi-ONE beginning at 8:30 AM Eastern Time (ET). However, these orders, including any Firm-up Orders (all order categories are described in Part III, Item 7) will become eligible for matching in Citi-ONE only after the primary listing market has opened the NMS Stock and Citi-ONE has detected a limit up-limit down ("LULD") band for the particular NMS Stock. At 4:00 PM ET (or such earlier time in the event of a shortened trading day or early closure), any unmatched orders in Citi-ONE will be cancelled. Citi-ONE has discretion to close or not to open Citi-ONE (in whole or in part) in the event of a market disruption, technological, or other issue.

MARKET ON CLOSE SESSION

Only MOC Orders in NMS Stocks may be entered for trading in the Citi-ONE MOCS. Citi-ONE allows ~~Participants who have opted in to or~~Indirect Subscribers, CGMI Business Units, and CGMI Affiliates who have been enabled for the MOCS (see Part III, Item 17) to enter MOC Orders beginning at 8:30 AM ET until a pre-determined cut-off time ("MOC Cut-off Time"). The MOC Cut-off Time varies based on the relevant symbol's primary listing exchange. The MOC Cut-off Time for symbols for which the primary listing exchange is AMEX or IEX is

3:49:00 PM ET. The MOC Cut-off Time for symbols for which the primary listing exchange is Nasdaq is 3:54:00 PM ET. The MOC Cut-Off Time for symbols for which the primary listing exchange is ARCA is 3:58:30 PM ET. The MOC Cut-Off Time for symbols for which the primary listing exchange is BATS is 3:54:00 PM ET. The MOC Cut-Off Time for symbols for which the primary listing exchange is NYSE is 3:58:45 PM ET. Matching of MOC Orders occurs one second following the MOC Cut-off Time, after ~~which Participants receive~~ a report is sent indicating whether ~~they~~an order received a match and the share quantity that matched. In the event of a shortened trading day or early closure, Citi-ONE will follow the procedures/instructions of the primary listing exchange and the MOC Cut-off Time and time for matching of MOC Orders will be adjusted in response to those procedures/instructions (for a given exchange, the adjusted MOC Cut-off Time will be the same number of seconds in advance of the adjusted closure time as the regular MOC Cut-off Time is in advance of the regular closure time; and matching will occur one second after the adjusted MOC Cut-off Time). For information about when matched orders will receive execution prices (or cancellations, as applicable), see Part III, Item 17.

b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

<mark>Yes</mark>☒ No☐

Part III

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

<mark>Yes</mark>☒ No☐

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Citi-ONE permits orders to be entered directly by Direct Subscribers by way of Financial Information eXchange "FIX" protocol Version 4.2. Citi-ONE does not offer a native or binary protocol for order entry. Direct Subscribers may also send orders to Citi-ONE via the DMA platform offered by CGMI, which has its own FIX connection to Citi-ONE.

Indirect Subscribers', CGMI Business Units', and CGMI Affiliates' orders, including any directed orders to Citi-ONE on behalf of Indirect Subscribers or directed orders sent to the MOCS by CGMI Business Units, are entered into Citi-ONE through CGMI's algos and/or SOR as described in Part II, Items 1 and 5, and the SOR uses the same FIX protocol to connect to Citi-ONE as is used by Direct Subscribers.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

<mark>Yes</mark>☒ No☐

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

<mark>Yes</mark>☒ No☐

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

As noted above in Part II, Item 1, Indirect Subscribers, CGMI Business Units, and CGMI Affiliates are able to send orders to Citi-ONE only using CGMI's algos and/or SOR. Specifically, orders may be sent to the CGMI algos and/or SOR, which may select Citi-ONE as one of several possible routing destinations. CGMI Business Units and CGMI Affiliates cannot send directed orders to Citi-ONE except that CGMI Business Units can send directed orders to the MOCS. An

Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis, as described further in Part II, Item 1. Regardless of which Participant and/or technology selects Citi-ONE as the destination for an order, the SOR sends orders to Citi-ONE. The SOR uses the same FIX protocol to access Citi-ONE as described in Part III, Item 5. Indirect Subscribers also may send orders to a CGMI Business Unit that may submit client orders into the Citi-ONE ATS through CGMI's algos and/or SOR. Because Indirect Subscriber, CGMI Business Unit, and CGMI Affiliate orders must pass through the additional technology layer of the CGMI algos and/or SOR, their orders as a general matter will not reach Citi-ONE as quickly as orders sent to Citi-ONE at the same time from Direct Subscribers.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

CGMI Business Units and CGMI Affiliates cannot send directed orders to Citi-ONE except that CGMI Business Units can send directed orders to the MOCS. An Indirect Subscriber may send a directed order to Citi-ONE using CGMI's algos and/or SOR only by requesting a custom routing strategy by contacting their Client Coverage personnel. CGMI will enable such a strategy on a case-by-case basis, as explained further in Part II, Item 1.

Part III

Item 6: Connectivity and Co-location

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

 Yes☒ No☐

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

The Citi-ONE infrastructure resides in an Ocean cage within the Equinix NY4 datacenter. Direct Subscribers have the ability to connect to Citi-ONE via third-party 1 or 10 gigabit/second fiber cross-connects (i.e., a physical wire connecting a Direct Subscriber to the Citi-ONE ATS) from any location for which Equinix supports cross-connects. Cross-connects are managed by Equinix. The decision to cross connect, the location of the Direct Subscriber's infrastructure, and the selection of a 1 versus a 10 gigabit/second fiber cross-connect is entirely at the discretion of the Direct Subscriber. Direct Subscribers may use these cross-connects or other third-party connectivity, including the DMA platform offered by CGMI, to access the Citi-ONE gateway. Other than the DMA platform, Citi-ONE does not offer directly or through any service provider any data center space or services, any special access to the ATS, or any co-location and related services. However, in certain instances and at the sole discretion of CGMI Equities Management, as described further in Part III, Item 19, Citi-ONE may pay fees associated with a Direct Subscriber's connectivity, including cross-connects, to Citi-ONE. CGMI does not charge fees for cross-connects; any connectivity-related fees charged by CGMI are described in Part III, Item 19. Cross-connect type (1 versus 10 gigabit), length of cross-connect, and/or use of third-party connectivity can all impact the amount of time it takes for a Subscriber's messages to reach the Citi-ONE infrastructure, i.e., latency.

Indirect Subscribers, CGMI Business Units, and CGMI Affiliates access Citi-ONE via the CGMI algos and/or SOR. CGMI accesses the Citi-ONE infrastructure via a cross-connect.

b. If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

In certain instances and at the sole discretion of CGMI Equities Management, as described further in Part III, Item 19, Citi-ONE may pay fees associated with a Direct Subscriber's connectivity, including cross-connects, with respect to Citi-ONE.

c. Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?

Yes☐ No☒

e. Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)?

Yes☐ No☒

Part III

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

i. Citi-ONE has ~~three~~four (~~3~~4) main classes of orders (each an "Order Class"): Firm Regular Session ("FRS") Orders; Conditional Orders ("COs"), which include associated Firm-up Orders; ~~and~~ Market on Close ("MOC") Orders; and Trajectory Cross Conditional Orders ("TCCOs"), which include associated Firm-up Orders. MOC Orders and TCCOs may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers.

FRS Orders are auto-executable orders. FRS Orders are prioritized for matching by Order Class | Price | Broker | Inclusion Level | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. See Part III, Item 11. Prioritization by Order Class means that FRS Orders will seek to interact with other FRS Orders before COs, to the extent they are configured to interact with COs, as described further in the next paragraph. FRS Orders do not interact with MOC Orders or TCCOs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that COs will seek to interact with other COs before interacting with FRS Orders that have been configured on an order level to interact with COs ("Eligible FRS Orders"). COs will not interact with FRS Orders that have not been configured to interact with COs. Additional detail about handling of COs is included in Part III, Item 9 and Item 11. COs do not interact with MOC Orders or TCCOs.

Upon a Firm-up Request being triggered as a result of a potential match between an Eligible FRS Order and a CO, each order will be "reserved" for no longer than the period of time (500ms) that the Participant representing the CO has to respond to a Firm-up Request (the "Firm-up Period"). If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order(s) on the same side of the market as the Eligible FRS Order that initiated the Firm-up Request with the initial CO, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. Such higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. As further described in Part III, Item 9, the unmatched quantity of a Firm-up Order will be cancelled and the unmatched quantity of an Eligible FRS Order will remain on the order book.

MOC Orders ~~from Participants who have opted in to or been enabled for the MOCS are~~are orders designated to participate in the MOCS on Citi-ONE. Citi-ONE only accepts MOC Orders from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. MOC Orders are prioritized by ~~Broker |~~ CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size. MOC Orders do not interact with FRS Orders ~~or~~, COs, or TCCOs. MOC Orders will only match with other MOC Orders at one second after the MOC Cut-off Time as defined in Part III, Item 4, and any unmatched MOC Orders will be cancelled back ~~to Participants~~. MOC Orders matched on Citi-ONE subsequently will be priced as determined by the primary listing exchange for the NMS Stock. Additional detail about handling of MOC Orders is included in Part III, Item 11 and Item 17.

TCCOs are messages indicating trading interest to participate in the Trajectory Cross Session on Citi-ONE and are not subject to auto-execution. The Trajectory Cross Session facilitates crossing of TCCOs at a volume-weighted average price (VWAP), as determined by reference to "qualified" executions reported on the Securities Information Processors (SIPs), over a specific duration. "Qualified" executions are round lot and mixed lot executions except those described in Part III, Item 23. Citi-ONE only accepts TCCOs from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. TCCOs are prioritized by Match Marketability (a combination of price and quantity, as described further in Part III, Item 11) | CGMI Capacity | Time. TCCOs do not interact with FRS Orders, COs, or MOC Orders. In the event of a potential match of a TCCO with a contra-side TCCO, Firm-up Requests will be sent to both contra-parties in the potential match (i.e., CGMI on behalf of the relevant Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate), requesting that they send Firm-up Orders. Additional detail about handling of TCCOs, including their associated Firm-up Orders, is included in Part III, Item 9 and Item 11.

The symbol, participant, capacity, side, order class, and peg condition attributes of an existing order in Citi-ONE cannot be updated. For TCCOs, the "block" vs. "slice" instruction (defined in Part III, Item 9) also cannot be modified. Only one time in force ("TIF") (DAY) and one price condition (limit) are permissible for TCCOs so those fields also cannot be changed either through modification or cancel/replace. Updates to any of the following order attributes--to the extent applicable to the relevant order class--will generate a new timestamp (timestamp precision is discussed in Part III, Item 11), and therefore, could cause an order to lose matching priority - price (including the limit price assigned to an order with a peg condition), minimum executable quantity, ~~maximum quantity, time in force ("TIF")~~, an increase in quantity, ~~or~~a change in post-only instruction (either adding or removing the instruction), or for TCCOs, a change in minimum or maximum duration (as discussed further in Part III, Item 9).

ii. The price conditions that may be applied to FRS Orders and COs are: (i) limit or (ii) peg condition (primary, midpoint, or market peg) with a limit. An order with a peg condition must have a limit applied. TCCOs may only be limit orders. MOC Orders may only be submitted as market orders with a TIF of "at the close" and will be priced as determined by the primary listing exchange for the NMS Stock.

When an FRS Order ~~or~~, CO (including any associated Firm-up Order), or TCCO (including any associated Firm-up Order) is entered into Citi-ONE, the ATS will use the side and price conditions of the inbound FRS Order, CO, ~~or~~TCCO, or CO or TCCO Firm-up Order to derive an "Assigned Limit Price." The Assigned Limit Price is defined as the highest price for a buy order (lowest for a sell order) at which an order may be matched at or within the National Best Bid and Offer ("NBBO") after applying the price conditions selected by the Participant. An Assigned Limit Price is applied in this manner including when an order is entered into the ATS with (i) a limit price above the NBO for a buy order or below the NBB for a sell order (i.e., an aggressive limit), or (ii) a peg condition including an aggressive limit. Market conditions that can affect the Assigned Limit Price of an order are Price Collars, NBBO, and / or LULD bands. Citi-ONE adjusts the Assigned Limit Price as necessary over the life of an order. These Citi-ONE adjustments to the Assigned Limit Price of an order will not change time priority. For NMS Stocks priced under $1.00, if the Assigned Limit Price of an order would be the midpoint of the NBBO and the midpoint price extends to five decimal places, Citi-ONE will round the Assigned Limit Price to four decimal places as follows: the price of a buy order will be rounded down, and the price of a sell order will be rounded up.

Citi-ONE supports five contra-party Inclusion Levels for FRS Orders that add liquidity. Upon order entry, a Participant can denote the Inclusion Level as one of Levels 1 - 5 through a FIX tag (or a Direct Subscriber can contact CGMI to set a default Inclusion Level, as described in Part III, Item 13). This Inclusion Level affects which liquidity-taking orders liquidity-providing FRS Order may interact with, based on the Taker Levels of the liquidity-taking orders. See Part III, Item 13.

As described more fully in Part III, Item 15, aggregated information about Participant FRS Orders is provided to CGMI's algos and SOR for use solely in connection with making decisions about where to route orders generated based on the underlying logic of the algos and/or SOR, including whether to route orders to Citi-ONE and the price conditions and quantity of orders routed to Citi-ONE.

iii. FRS Orders with a time-in-force designation of DAY (see below) may be submitted with a "post only" instruction. FRS Orders designated as "post only" are eligible to interact with subsequent contra-side FRS Orders (including Firm-up Orders), or (if configured to be an Eligible FRS Order) COs. As Citi-ONE processes two orders for a potential match, the liquidity-providing order is the order that was received by Citi-ONE first-in-time and the liquidity-taking order is the order that was received by Citi-ONE second-in-time. In the event an FRS Order marked "post only" is marketable against another FRS Order that is "post only," the two opposing "post-only" orders will not match with each other. Both FRS Orders will be accepted, reside in Citi-ONE and will only match against a subsequently entered contra-side order that is not marked "post only."

The "post only" designation does not apply to COs ~~or~~, MOC Orders, or TCCOs. If COs ~~or~~, MOC Orders, or TCCOs are marked "post only," they will be rejected.

iv. Regarding order types that adjust their price as changes to the order book occur, Citi-ONE supports three types of peg conditions with respect to FRS Orders and COs (i.e., primary peg, midpoint peg, and market peg), all of which are also required to have limit prices. MOC Orders may only be submitted as market orders; TCCO orders may only be submitted as limit orders with no peg conditions.

FRS Orders and COs that include a primary peg condition will be priced to the near side of the NBBO (i.e., NBB for buy orders, NBO for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a primary peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a midpoint peg condition will be priced to the midpoint of the NBBO and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a midpoint peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a market peg condition will be priced to the far side of the NBBO (i.e., NBO for buy orders, NBB for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a market peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

The price at which two FRS Orders and/or COs match will depend on the attributes of both the buy order and the sell order involved in the match (i.e., a sell order with a market peg condition may match on the bid, at the midpoint, or at the offer). FRS Orders and COs that include peg conditions in addition to the Participant's limit price will match at the price closest to the midpoint of the NBBO that is compatible with both orders (e.g., taking into consideration whether one or both orders includes a limit governing the matching price). If the Assigned Limit Price of one or both of the matching orders resides at the midpoint, or if both straddle the midpoint, the matching price will be at the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

TCCOs will be matched if they have overlapping limit prices but will be executed at a VWAP price as described further in Part III, Item 9.

Citi-ONE adjustments to the Assigned Limit Price of an FRS Order or CO will not change time priority. This includes FRS Orders or COs with peg conditions that are updated in accordance with an NBBO update. If a Participant amends the limit price of an FRS Order ~~or~~, CO, or TCCO, Citi-ONE will update the Assigned Limit Price as appropriate. This type of update by a Participant would affect the time stamp (and therefore potentially the priority) of the FRS Order ~~or~~, CO, or TCCO. In addition, although a change in the NBBO would not affect the relative priority of FRS Orders or COs that include a peg condition, an NBBO change could affect whether FRS Orders or COs that include peg conditions may become eligible for matching and the price at which those orders are matched.

v. Citi-ONE does not route orders to other Trading Centers. See Part III, Item 16.

vi. TIF INSTRUCTIONS AVAILABLE FOR FRS ORDERS

Citi-ONE supports DAY and Immediate-or-Cancel ("IOC") time-in-force designations for FRS Orders.

An FRS Order with a TIF of DAY will remain in Citi-ONE until it is cancelled, fully executed, or at market close. FRS Orders with a TIF of DAY may be modified, replaced, or cancelled by a Participant; modifications may affect priority (see above).

An FRS Order with a TIF of IOC will only attempt to match immediately with resting contra-side FRS Orders. If the IOC order cannot be partially or completely matched immediately, Citi-ONE will cancel the balance of the unmatched quantity of the IOC order. IOC orders may not be modified, replaced, or cancelled by a Participant.

TIF INSTRUCTION AVAILABLE FOR COs

Citi-ONE supports only the DAY TIF designation on COs, including Firm-up Orders. Firm-up Orders must be submitted during the Firm-up Period, which is 500 milliseconds, beginning when the Firm-up Request is sent by Citi-ONE.

TIF INSTRUCTION AVAILABLE FOR MOC ORDERS

Citi-ONE supports only the On Close TIF instruction on MOC Orders.

TIF INSTRUCTION AVAILABLE FOR TCCOs

As described further in Part III, Item 9, TCCOs and their associated Firm-up Orders must be submitted with a TIF of DAY.

vii. Any combinations of FRS Order conditions or attributes described above, with the exception of "post only" together with the "IOC" attribute, are valid (including peg conditions with a TIF of IOC). Participants can change a TIF designation on an FRS Order from DAY to IOC (which would create a new time stamp on the order). However, Participants may not change a TIF from IOC to DAY. In the event that a Participant changes a TIF designation on a FRS Order from DAY to IOC, Citi-ONE will (a) re-evaluate and update the Assigned Limit Price of the order as may be necessary, (b) scan the book for available contra-side interest, treating the order as a liquidity-taking order, and (c) match or cancel the order.

An FRS Order must include each of the following key order attributes or it will not be accepted: order type, order capacity, participant, side, symbol, quantity, and price (limit price) (certain other FIX fields are or may be required as provided in detailed specifications provided to Subscribers). Any FIX tag not supported by Citi-ONE, as per the Citi-ONE FIX specification, will be ignored. An FRS Order will be rejected or cancelled for various reasons including incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including FRS Orders, will be cancelled on disconnect ("COD").

COs, including Firm-up Orders, will be rejected or cancelled for various reasons, including but not limited to incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including COs and their Firm-up Orders, will be COD.

An MOC Order will be rejected or cancelled if: it is submitted after the MOC Cut-off Time; it contains incomplete order instructions; it contains an invalid instruction or parameter (e.g., missing side, capacity); it is marked short or short exempt; it is for a symbol that is halted or paused; it includes a TIF other than DAY; or it contains a conditional tag. All orders, including MOC Orders, will be COD. If the disconnect occurs at or after the designated match time for MOC Orders (one second after the MOC Cut-off Time), COD will not apply, even if the Participant has not yet received notice of the execution.

The reasons why TCCOs may be rejected or cancelled are set forth primarily in Part III, Item 9, and include but are not limited to incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side, capacity). All orders, including TCCOs and their Firm-up Orders, will be COD.

The Citi-ONE FIX specification, which applies to all Participants' orders and is provided at onboarding, details all cancel and reject reasons for orders.

In addition, Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

viii. The order types and attributes noted above are all available on FIX version 4.2 which is the only protocol supported by Citi-ONE.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

 Yes☒ No☐

Part III

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

 Yes☒ No☐

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

CONDITIONAL ORDERS

Citi-ONE accepts Conditional Orders and their associated Firm-up Orders, described below, during the Regular Trading Session. A CO is a message indicating trading interest; it is not an auto-executable order. A CO must include each of the following parameters or it will not be accepted: side, symbol, capacity, quantity, TIF of DAY, price (limit price), and conditional order tag. COs may also include a peg condition (primary, midpoint, or market peg). COs submitted as "post only" or with a TIF of IOC will be rejected. COs are eligible to match with other COs and with Eligible FRS Orders. If an Inclusion Level is included on a CO, the Inclusion Level will be ignored (see Part III, Item 13).

Participants can choose to allow interaction between FRS Orders ("Eligible FRS Orders") and COs (by default, COs will only interact with other COs) on an order-by-order basis.

Eligible FRS Orders must include a TIF of DAY to interact with COs. Citi-ONE will attempt to match a CO with another CO before attempting to match a CO with an Eligible FRS Order. For greater detail regarding the matching priority with respect to Conditional and Eligible FRS Orders, see Part III, Items 7 and 11.

Participants may set a minimum executable quantity threshold for COs. For a description of minimum executable quantity, see Part III, Items 11 and 14. Minimum and maximum order sizes are discussed in Part III, Item 8.

CONDITIONAL ORDER FIRM-UP REQUESTS

In the event of a potential match of a CO with a contra-side CO or Eligible FRS Order, a FIX message is sent to the Participant or CGMI algo that sent the original CO(s) requesting the originator of the CO(s) to send a Firm-up Order ("Firm-up Request"). To the extent a CGMI algo sent the relevant CO to Citi-ONE, the Firm-up Request will pass through the SOR before arriving at the CGMI algo (i.e., there is no direct messaging from Citi-ONE to the CGMI algo). A Firm-up Request informs the recipient that the opportunity to match exists and contains the same trade parameters as the CO to which the Firm-up Request is sent except it includes the quantity associated with the smaller of the two orders that triggered the potential match (either the two COs or the CO and Eligible FRS Order). A Firm-up Request does not provide information on price of the contra-side order or whether the contra-side order is a CO or an Eligible FRS Order.

For Participants accessing Citi-ONE indirectly, the CGMI algos originate and manage the placement of COs across various trading centers, including Citi-ONE, and participate in the Citi-ONE firm-up process if matching opportunities are presented. When a Firm-up Request has been sent for a CO that was directed to Citi-ONE by the CGMI algos, the CGMI algos may elect to send a Firm-up Order (through the SOR).

CONDITIONAL ORDER FIRM-UP PERIODS

A Firm-up Order is tentatively designated for matching with the contra-side order that generated the Firm-up Request.

Each Firm-up Request is valid for up to 500 milliseconds (500ms) (the "Firm-up Period"), which begins when the Firm-up Request is sent by Citi-ONE. At any time in its reasonable discretion, CGMI may modify the Firm-up Period and provide notification of such change to Participants via an amendment to the Citi-ONE Form ATS-N. CGMI will also, on a best-efforts basis, notify Participants via email. The recipient of a Firm-up Request may respond with a Firm-up Order during the Firm-up Period. If the recipient of that Firm-up Request does not reply with a Firm-up Order before expiration of the Firm-up Period, the corresponding CO is cancelled.

CONDITIONAL ORDER FIRM-UP ORDERS

Citi-ONE accepts Firm-up Orders submitted in response to Firm-up Requests. Firm-up Orders submitted to Citi-ONE must include each of the following parameters: side, symbol, quantity, order TIF of DAY, price (limit price), and conditional order tag. Firm-up Orders may also include a peg condition (primary, midpoint, or market peg). Participants (or, as noted above, the algos and/or SOR on behalf of COs directed to Citi-ONE by the CGMI algos) cannot change the trade parameters of the Firm-up Order submitted in response to a Firm-up Request from the trade parameters of the underlying CO, except with respect to the quantity and price parameter. A Firm-up Order with a changed price will only result in a match if the new price is within the contra-side Firm-up Order or Eligible FRS Order's limit or peg and limit condition. Subject to these exceptions for quantity and price, Firm-up Orders that do not match the trade parameters of the underlying CO will be rejected. All Firm-up Orders will be treated as IOC, and any shares not matched will be cancelled.

When a CO is a potential match with another CO, a Firm-up Request will be sent to the Participants that originated both COs. Upon Firm-up Requests being triggered between two COs, each order will be "reserved" for a period that will not exceed the Firm-up Period. If both Participants respond with Firm-up Orders within the Firm-up Period, a match may take place for the lesser quantity of the two Firm-up Orders. When Firm-up Orders match, any unmatched quantity of a Firm-up Order will be cancelled.

When an Eligible FRS Order is a potential match with a CO, a Firm-up Request will be sent to the Participant representing the CO. Upon a Firm-up Request being sent to the Participant representing the CO, each order will be "reserved" for a period that will not exceed the Firm-up Period. If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order on the same side of the market as the Eligible FRS Order that initiated the Firm-up Request, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. The higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. If the initially received Eligible FRS Order is not matched or not matched in full, any residual shares will become unreserved, re-eligible for matching, and retain time priority.

EXAMPLES OF REASONS CONDITIONAL ORDER(S) MAY NOT MATCH

The following are non-exhaustive examples of reasons why a potential match involving a CO on one or both sides of the market may not match: (i) the order(s) could not match as the minimum executable quantity was not satisfied for one of the orders, (ii) the orders could not match as one or both of the COs became non-marketable due to a movement in the NBBO during the Firm-up Period, (iii) the Firm-up Period timed out on one or both of the opposite side CO(s), (iv) the NBBO is currently locked (the national best bid price and ask price are the same), (v) the NBBO is currently crossed (bid price is greater than ask price), (vi) the opposing FRS Order may get cancelled (in case of interaction with an Eligible FRS Order) or the opposing CO may not firm up (send a Firm-up Order) during the Firm-up Period, and (vii) the Firm-up Order might be rejected due to Rule 15c3-5 controls.

TRAJECTORY CROSS CONDITIONAL ORDERS

Citi-ONE accepts TCCOs and their associated Firm-up Orders, described below, from Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers--for the Trajectory Cross Session. A TCCO is a message indicating trading interest; it is not an auto-executable order. A TCCO must include each of the following parameters or it will not be accepted: participant, side, symbol, capacity, quantity, TIF of DAY, price (limit price only), the TCCO tag, a minimum duration, a maximum duration. Participants may include an optional designation of "slice" or "block" (described below) on their TCCOs. TCCOs submitted with a peg condition, as post only, or with a TIF of IOC will be rejected. TCCOs are only eligible to match with other TCCOs; they will not match with Eligible FRS Orders, COs, or MOC Orders. Inclusion Level and Taker Level are ignored for TCCOs.

Duration refers to the length of time over which two TCCOs will be matched and over which the VWAP will be calculated. Minimum duration can be submitted as 0 (the default) through 23,400 seconds (the duration of regular trading hours). Maximum duration can be submitted as 1 second through 23,400 seconds. The default maximum duration is 300 seconds (5 minutes). Citi-ONE uses minimum and maximum duration values of the two TCCOs in a potential match to calculate the matched duration time, as described herein.

"Slice" and "block" refer to two different ways of receiving executions on TCCOs. An execution for TCCO purposes is a completed transaction that is reported to the trade reporting facility ("TRF"). If a Participant selects the "block" instruction, the Participant will receive one execution at the end of the matched duration. The "slice" instruction will be applied by default if the Participant does not select either "slice" or "block." The "slice" instruction means that the Participant will generally receive multiple executions over the course of the order's duration, as described further herein. TCCOs with a block instruction can only interact with other TCCOs with a block instruction; TCCOs with a slice instruction can only interact with other TCCOs with a slice instruction.

Participants may apply the following additional optional parameters for TCCOs: Do Not Cross Principal, self-match prevention, and minimum executable quantity. See Part III, Item 14.

TCCOs - MATCHED DURATION AND SLICE INSTRUCTION

Two TCCOs may only match if they both submit overlapping minimum and maximum duration parameters. The matched duration will be the maximum overlapping duration. For example, if TCCO 1 has a minimum duration of 60 seconds and a maximum duration of 300 seconds and TCCO 2 has a minimum duration of 120 seconds and a maximum duration of 600 seconds, the two TCCOs may match (assuming other order parameters align), and the matched duration will be 300 seconds.

However, if TCCO 1 has a minimum duration of 60 seconds and a maximum duration of 300 seconds and TCCO 2 has a minimum duration of 360 seconds and a maximum duration of 600 seconds, the two TCCOs will not be eligible to match.

Citi-ONE will not match orders if the matched duration would go beyond the market closing time, because all TCCOs and TCCO Firm-up Orders will be cancelled at the end of the trading day. For example, at 3:55 PM ET, Citi-ONE will only match TCCOs if the matched duration would be 300 seconds or less.

For TCCOs that have a slice instruction, the TCCOs will be executed at intervals throughout the matched duration. Each interval will be a randomized time between 60 seconds and 300 seconds (or the maximum matched duration, if that is less than 300 seconds). At the end of each interval, Citi-ONE will confirm that there have been at least 2 qualified executions in the symbol reported on the SIPs in order to calculate a VWAP price. At the end of each interval, a single execution will be printed to the TRF at the VWAP price. If there have been fewer than 2 executions, there will not be a VWAP execution for that interval and the quantity for this interval will roll into the following interval. If there have been fewer than 2 executions in the final interval, the execution price for the final interval will be the midpoint of the NBBO at the end of the interval, provided the midpoint of the NBBO is not outside the limit price of either the buyer or the seller. If the midpoint of NBBO is outside the limit price of either TCCO, there would be no execution for the interval. If TCCOs with slice instructions are matched for fewer than 60 seconds, the matched duration will be treated as one slice and they will receive one execution.

If TCCOs have a slice instruction and are subject to the volume curve execution format, as described below, "slices" will start after five minutes have elapsed; any quantity matched in the first five minutes will be rolled into the execution associated with the first slice.

TCCOs - LINEAR PRO RATA VS. VOLUME CURVE

All TCCOs will be executed as either "linear pro rata" or on a "volume curve" depending on the TCCO's symbol. By default, symbols in the Trajectory Cross Session will be subject to "linear pro rata" executions, meaning that a given percentage of the matched quantity will be executed in proportion with the percentage of time elapsed in the matched duration. For example, after minute 2 of a match with a 10-minute matched duration (i.e., 20% of the time elapsed), 20% of the order quantity will be executed at the VWAP over the preceding 2 minutes; in the next two minutes, another 20% will be executed at the VWAP over minute 3-4 (for a total of 40% executed after 4 minutes); etc. All TCCOs with a matched duration of less than or equal to 60 seconds will use linear pro rata executions.

Citi-ONE will use "volume curves" for symbols in the Russell 1000 index with a matched duration greater than 60 seconds. A volume curve applies a custom weighting to the quantity of shares to be matched over a given interval within the matched duration. The volume curve will be based on historical volume executed during the time period covered by the matched duration. For example, if the TCCOs have a 5-minute matched duration and the match starts at noon, the volume curve will be based on how the overall volume executed between 12:00PM and 12:05PM on a historical basis was distributed in each of the intervening minutes. It will then apply that percentage to the matched TCCOs. For example, if 30% of the volume in the relevant symbol between 12:00PM and 12:05PM historically was executed during the 12:00-12:01PM window, then 30% of the TCCO match quantity will match during minute 1 of the match, and so on. For the symbols that use volume curves, Citi-ONE will submit new volume curves to Ocean on a daily basis to accommodate updated historical trading information.

Participants cannot select linear pro rata or volume curve executions; the execution type that is used depends exclusively on the matched duration and whether Citi-ONE has implemented a volume curve for the relevant symbol. If so, the volume curve will be used; if not, the linear pro rata format will be used. Citi-ONE may not be able to create volume curves for certain symbols (e.g., due to lack of volume), in which case the linear pro rata format will be used. The linear pro rata format will also be the fallback in the event of technical issues impacting the volume curve. Although TCCOs with a "block" instruction do not receive interim executions, the use of linear pro rata versus volume curve can impact the number of shares executed in the event of a partial execution (described below).

TCCOs - FIRM-UP REQUESTS AND ORDERS

In the event of a potential match of a TCCO with a contra-side TCCO, Firm-up Requests will be sent to both contra-parties in the potential match (i.e., CGMI on behalf of the relevant Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate), requesting that they send Firm-up Orders. The original TCCOs are cancelled at the time the Firm-up Requests are sent. A Firm-up Request informs the recipient that the opportunity to match exists and contains the match quantity, i.e., the lesser quantity between the two matched TCCOs and the matched duration. A TCCO Firm-up Request does not provide information on price of the contra-side order.

Each Firm-up Request is valid for up to 500ms (the "Firm-up Period"), which begins when the Firm-up Request is sent by Citi-ONE. Both TCCOs are reserved during the Firm-up Period and cannot match with any other TCCOs. At any time in its reasonable discretion, CGMI may modify the Firm-up Period and provide notification of such change to Participants via an amendment to the Citi-ONE Form ATS-N. CGMI will also, on a best-efforts basis, notify Participants via email. The recipient of a Firm-up Request may respond with a Firm-up Order during the Firm-up Period. If either recipient of the Firm-up Request does not reply with a Firm-up Order before expiration of the Firm-up Period, both TCCOs are cancelled.

Citi-ONE accepts TCCO Firm-up Orders submitted in response to TCCO Firm-up Requests. TCCO Firm-up Orders must include each of the following parameters: participant, side, symbol, quantity, price (limit price), capacity, block vs. slice instruction, matched duration, TIF, and Firm-up ID. Participants cannot change the trade parameters of the Firm-up Order submitted in response to a Firm-up Request from the trade parameters of the underlying TCCO, except with respect to the quantity, price, and an optional field called "iWould"; this includes optional parameters - for example, if an underlying TCCO had a minimum executable quantity applied, the TCCO Firm-up Request would need to include the same minimum executable quantity. A TCCO Firm-up Order with a changed price will only result in a match if the new price is within the contra-side TCCO Firm-up Order price. A TCCO Firm-up Order may be submitted with an optional field called "iWould." If both Participants send TCCO Firm-up Orders with the iWould indicator and their limit prices are overlapping and marketable, they will receive an immediate execution for the entire matched quantity at the midpoint, i.e., they will be executed in essentially the same way as two FRS Orders. If one or neither Participant submits the iWould indicator, the match will proceed as a TCCO match.

TCCO Firm-up Orders cannot be modified; they can only be cancelled.

TCCOs - PARTIAL EXECUTIONS AND ALTERNATIVES TO VWAP

If a TCCO with a slice instruction is cancelled, becomes non-marketable (i.e., one or both party's limit price is incompatible with the VWAP at that point in the match), or is subject to a halt during the matched duration, the order will receive executions for the intervals completed prior to the event (if any), and the unmatched portion of the TCCOs will be cancelled back.

If a TCCO with a block instruction is cancelled or becomes non-marketable before the end of the matched duration, a partial execution (either linear pro rata or based on the volume curve up until the cancellation) will be provided at the time of cancellation. If a TCCO with a block instruction becomes subject to a halt during the matched duration, the order will be cancelled back with no execution.

If the relevant symbol did not have at least two qualified executions reported on the SIPs during the total matched duration, the TCCOs will be executed at the midpoint of the NBBO at the end of the duration, provided the midpoint of the NBBO is not outside the limit price of either the buyer or the seller. If the midpoint of NBBO is outside the limit price of either TCCO, there would be no execution.

EXAMPLES OF REASONS TCCOs MAY NOT MATCH OR EXECUTE

The following are non-exhaustive examples of reasons why a potential match involving TCCOs may not match or result in executions: (i) the TCCOs could not match as the minimum executable quantity was not satisfied for one of the orders, (ii) the orders could not match as one or both of the TCCOs became non-marketable during the Firm-up Period, (iii) the Firm-up Period timed out on one or both of the opposite side TCCO(s), (iv) the NBBO is currently locked (the national best bid price and ask price are the same), (v) the NBBO is currently crossed (bid price is greater than ask price), (vi) the opposing TCCO was cancelled or did not send a Firm-up Order, (vii) the Firm-up Order might be rejected due to Rule 15c3-5 controls, (viii) a LULD halt is in effect, (ix) occurrence of a production issue such as a system halt or pause.

TCCO Firm-up Orders are executed (priced) at the interval VWAP over the matched duration and not at the NBBO at a single point in time; accordingly, matched TCCO Firm-up Orders will generally continue to execute during a locked or crossed market (though new TCCOs will not be matched). If there are fewer than two qualified executions reported on the SIPs during a matched duration and there is no NBBO available, or the NBBO is locked or crossed at the end of the duration, there will not be any execution(s) for the matched TCCOs.

Sell short and sell short exempt TCCOs will be rejected if the relevant symbol is subject to a Reg SHO Rule 201 circuit breaker at the time of receipt. Matched TCCOs will be cancelled if the relevant symbol becomes subject to a Reg SHO Rule 201 circuit breaker; Participants will receive executions only for completed intervals.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐  No☒

TCCOs may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers.

Part III

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Citi-ONE does not have order types specifically designated to match on the opening, does not conduct an opening auction, and does not otherwise have special procedures to match orders at the opening.

Citi-ONE is available for trading on the days that the U.S. national securities exchanges are open for trading and will observe the holidays and other closings of the exchanges. Citi-ONE operates ~~two~~three trading sessions - the RTS ~~and~~, the MOCS (for ~~those Participants who have opted in to or been enabled for the MOCS~~Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers (see Part III, Item 17)), and the Trajectory Cross Session (for Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers (see Part III, Item 9)).

FRS Orders and COs can be sent to Citi-ONE beginning at 8:30 AM ET for execution in Citi-ONE in the RTS when matching becomes available. Similarly, TCCOs can be sent to the Trajectory Cross Session beginning at 8:30 AM ET.

Citi-ONE is officially open for matching NMS Stocks once the matching engine detects the primary listing exchange has opened the individual NMS Stock and Citi-ONE has detected a LULD band for the particular NMS Stock. See Part III, Item 4. Once Citi-ONE is available for matching, the standard prioritization and matching logic is applied to open and inbound orders. When determining time priority, Citi-ONE uses the order arrival timestamp (in nanoseconds; see Part III, Item 11(c)) for orders received between 8:30 AM ET and 9:30 AM ET. To determine price priority where the price condition depends on the market (i.e., peg condition), the price used is the Assigned Limit Price at the time the NMS Stock opens.

After a stoppage/halt of trading in an NMS Stock during regular trading hours that automatically occurs because of a regulatory halt condition, see Part III, Item 20, Citi-ONE will wait until it detects that the primary listing exchange has re-opened the NMS Stock and the corresponding LULD bands are received before reopening the NMS Stock for matching on Citi-ONE. If the primary listing exchange does not re-open trading in an NMS Stock (or pricing information is unavailable) after a stoppage, Citi-ONE will not re-open and match orders in that NMS Stock.

After any other pause or stoppage/halt, there are no special reopening process; matching will resume according to the standard process and priorities.

MOC Orders ~~from Participants who have opted in to or been enabled for the MOCS~~ can be sent to the MOCS from 8:30 AM ET through the MOC Cut-off Time, as defined in Part III, Item 4. MOC Orders are matched one second after the MOC Cut-off Time. Further information regarding Citi-ONE's MOCS is described in response to Part III, Item 17.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

 Yes☒ No☐

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Once Citi-ONE is available for matching (see Part III, Items 4 and 10), the standard prioritization and matching logic is applied to open orders. Further information regarding RTS prioritization and matching is described in response to Part III, Item 11.

Following a stoppage of trading in a NMS Stock during regular trading hours, Citi-ONE will not match orders in the NMS Stock unless and until the primary listing exchange has re-opened the NMS Stock and LULD bands have been received for the NMS Stock (see Part III, Item 10). Once the NMS Stock is reopened, the standard prioritization and matching logic is applied to open and inbound orders. See Part III, Item 11. After any other pause or stoppage/halt, there are no special reopening process; matching will resume according to the standard process and priorities.

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

 Yes☒ No☐

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

Yes☐  No☒

Part III

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Citi-ONE is an NMS Stock ATS, operated by CGMI within its Equities business, and for which Ocean hosts, operates, and supports the technology platform subject to CGMI's direction and oversight.

Citi-ONE operates ~~two~~three trading sessions - the RTS for FRS Orders and COs~~, and, for Participants who have opted in~~; the MOCS for MOC Orders for Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers (see Part III, Item 17)~~, the MOCS for MOC Orders~~; and the Trajectory Cross Session for Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers (see Part III, Item 9).

Citi-ONE offers Participants matching services in eligible NMS Stocks. Eligible NMS Stocks are NMS Stocks that are (i) eligible for continuous net settlement at the National Securities Clearing Corporation, (ii) not restricted from trading by CGMI, and (iii) not American Depositary Receipts that require withholding for Financial Transaction Tax purposes. Orders may be entered directly or indirectly utilizing the FIX 4.2 protocol. The structure of ~~both trading sessions~~the RTS and the Trajectory Cross Session is a limit order matching book, and the MOCS is a crossing system, all operating according to the matching priorities described in Part III, Item 11.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION RULES FOR PRIORITY - MATCHING

Firm Regular Session Orders and Conditional Orders can be matched in Citi-ONE's RTS.

FRS Orders are auto-executable orders. FRS Orders are prioritized by Order Class | Price | Broker | Inclusion Level | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that FRS Orders will seek to interact with FRS Orders before interacting with COs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. Prioritization by Order Class means that COs will seek to interact with COs before interacting with Eligible FRS Orders. COs may have associated Firm-up Orders. See Part III, Item 9.

MOC Orders match in Citi-ONE's MOCS. MOC Orders are prioritized by ~~Broker |~~ CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size. <u>MOC Orders may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers.</u>

<u>TCCOs are messages indicating trading interest to participate in the Trajectory Cross Session on Citi-ONE and are not subject to auto-execution. TCCOs are prioritized by Match Marketability | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Time. TCCOs may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers. Additional detail about handling of TCCOs, including their associated Firm-up Orders, is included in Part III, Item 9 and Item 11.</u>

Orders from CGMI Business Units may have a capacity of either principal or agency, as outlined in Part II, Item 1; orders from CGMI Affiliates have a capacity of agency, as outlined in Part II, Item 2; orders from Indirect Subscribers have a capacity of agency; and orders from Direct Subscribers may have a capacity of either principal or agency. Principal orders of a given Participant are not permitted to match with other principal orders of that Participant, except that principal orders of CGMI Business Units are permitted to match with other principal orders of CGMI Business Units.

PRIORITIZATION | METHODOLOGY

(a) Order Class - refers to one of the three (3) classes of orders: FRS Orders, COs, and MOC Orders.

(b) Price - FRS Orders and COs (including their associated Firm-up Orders) on the same side of the market, in the same NMS Stock, are prioritized according to the Assigned Limit Prices. Assigned Limit Prices are explained in Part III, Item 7.

(c) Broker - Allows for two contra-side orders that originated from a U.S.-registered broker-dealer (or, at the election of the broker-dealer, from the broker-dealer and its affiliates) to have priority over orders from other Participants that might also match with the orders of such broker-dealer. Not applicable to MOC Orders or TCCOs.

(d) Inclusion Level - Only applies to FRS Orders. Citi-ONE permits Participants whose FRS Orders provide liquidity to select an Inclusion Level. Inclusion Level (i) defines the set of orders with which an FRS Order may interact and (ii) is used to prioritize FRS Orders. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing interaction with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting interaction only with Taker Level 1. See Part III, Item 13. With respect to prioritization, if previous priority parameters are equal, FRS Orders with a higher Inclusion Level will receive priority. For example, FRS Orders with Inclusion Level 5 will receive matches before FRS Orders with Inclusion Levels 1 through 4.

(e) Match Marketability - Only applies to TCCOs. Match Marketability means the difference between the limit price on the TCCO and the current midpoint price of NBBO, times the order quantity on the TCCO. A TCCO with a larger Match Marketability will have higher priority.

(ef) CGMI Capacity - In a scenario where there are two resting orders from CGMI on the same side of the market (i.e., both buy orders or both sell orders) - the first a principal order on behalf of a CGMI Business Unit and the second a CGMI agency order (representing an Indirect Subscriber or Affiliate order) - that otherwise have the same prioritization (e.g., for FRS Orders: Order Class, Price, Broker, and Inclusion Level), and a CGMI principal order on the opposite side of the market comes into the ATS, the CGMI agency order will be prioritized over the CGMI principal order, regardless of the time of order entry (assuming any other relevant order attributes, such as minimum executable quantity, align). If there is no potential for a CGMI principal order to match against another CGMI principal order, this level of prioritization does not apply.

(fg) Time - Applies to FRS Orders and, COs, and TCCOs. If all previous matching priority parameters are equal, the FRS Order or CO, as applicable,order that is first to arrive will match with a resting order. The time of receipt by Citi-ONE of an FRS Order is reflected by a timestamp on such FRS Orderorder ("Receipt Time"). Any change to the FRS Order or COorder will reset the Receipt Time for such FRS Order or CO, except where such change to the FRS Order or CO is (i) a decrease in quantity, (ii) a short sale change (e.g., changing a short sell FRS Orderorder to a long sell FRS Orderorder or changing a long sell FRS Orderorder to a short sell FRS Orderorder), or (iii) a change to the Assigned Limit Price due to a change in the NBBO. Unrelated to the priority analysis but as a matter of terminology, when two orders match on

Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order.

(gh) Size - Only applies to MOC Order matching. MOC Orders on the same side of the market will be prioritized by size.

OTHER PARAMETERS, CONDITIONS, AND ATTRIBUTES FOR CONSIDERATION

The standard prioritization of Orders may be affected if certain parameters are included on Orders:

Minimum Executable Quantity - Participants can specify the minimum executable quantity for execution against any single contra-side order. See Part III, Item 14.

~~Maximum Quantity - Participants submitting liquidity-providing FRS Orders (including Eligible FRS Orders) can specify that they are only willing to execute against a contra-side order with a quantity that is equal to or smaller than the Participant's Maximum Quantity. Maximum quantity is not available for COs or MOC Orders. See Part III, Item 14.~~

Self-Match Prevention - Participants can utilize this parameter to prevent their own buy and sell orders from matching with one another. Self-match prevention is enabled by default and Participants can opt out. See Part III, Item 14.

Do Not Cross Principal - Subscribers can opt out of interacting with the principal orders of CGMI. See Part II, Item 3 and Part III, Item 14.

Post Only - Applies to FRS Orders only. The "post only" attribute allows Participants to submit FRS Orders that can only be liquidity-providing orders (first-in-time Order). See Part III, Item 7.

Inclusion Levels - See above as well as Part III, Item 13.

PRICE IMPROVEMENT

Either the liquidity provider, the liquidity taker, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker. The execution price for a match (other than MOC Orders that execute at the closing price and TCCOs that execute at the VWAP) will be that price closest to the midpoint of the NBBO that is compatible with both orders (e.g., determined by reference to any limit price that needs to be taken into consideration). If the Assigned Limit Price of one or both matching orders resides at the midpoint of the NBBO, or if both straddle the midpoint, the execution price will be the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

PRICE PROTECTION MECHANISMS

Participant orders in Citi-ONE are given an Assigned Limit Price (Part III, Item 7). All matches will be at, or within, the NBBO except for TCCO executions at the VWAP, as described in Part III, Item 9, and MOC Order executions at the exchange-issued closing price, as described in Part III, Item 17. Citi-ONE ATS will accept orders outside of the LULD bands, however, Citi-ONE will automatically pause matching during LULD Limit States and Straddle States.

Citi-ONE will not match orders when the price of an NMS Stock is outside of a valid NBBO spread width. See also LOCKED OR CROSSED MARKETS, below.

SHORT SALES AND REGULATION SHO

Citi-ONE permits short sale orders to be entered for the RTS and Trajectory Cross Session by U.S.-registered broker-dealer Participants in compliance with Regulation SHO. Each short sale order entered on behalf of a broker-dealer Participants must specify that a locate has been obtained in accordance with Regulation SHO Rule 203(b)(1). For non-broker-dealer Participants, the ATS will reject any short sale order that does not identify the broker-dealer that provided the locate. For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for matching (i.e., not priced above the Constructed NBB or SIP NBB, as applicable), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201, including any permissible sub-penny increments. Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for matching at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for matching under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

Citi-ONE will reject MOC Orders sent as short sale orders.

LOCKED OR CROSSED MARKETS

Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS and Trajectory Cross Session, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed (though matched TCCOs may continue to execute if a stock enters a locked or crossed state during the matched duration, as described in Part III, Item 9).

POTENTIAL ERRORS RELATED TO THE OPERATION OF CITI-ONE

Citi-ONE reviews potential errors in accordance with CGMI's Global Procedures for Recording and Remediation of Equity Trade Errors and self-regulatory organization rules. Any potential errors related to the operation of Citi-ONE (e.g., technology-related errors) will be escalated to the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management. The ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management will review and determine a course of action based on the facts and circumstances pertaining to the matter. If the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management deem that an error has occurred and resulted in an execution, the execution will be transferred to the Citi-ONE error account and liquidated promptly.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Timestamps are applied in the appropriate format to all orders (including amendments and cancellations), executions, and other relevant messages upon receipt, creation, or cancellation. All timestamps have nanosecond precision unless specified otherwise, except where a regulatory requirement or external standard communications protocol (e.g., FIX) mandates a different precision. In those cases, the nanosecond timestamp will be truncated in accordance with the regulatory or external standard. Citi-ONE Participants can choose to have their order entry port and drop copy port messages configured to nanosecond precision.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?



Yes☐ No☒

As described in 11(c) above, principal orders of CGMI Business Units are permitted to match with other principal orders of CGMI Business Units, while principal orders of any other Participant are not permitted to match with other principal orders of that Participant.

Part III

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

<mark>Yes⊠</mark> No☐

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

INCLUSION LEVELS

FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers that remove liquidity are ranked by CGMI at ~~five~~four different levels (Taker ~~1~~2 through Taker 5) (each, a "Taker Level"), based on a Mark-out Analysis performed by CGMI as described below. FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis and are labeled Taker Level 1.

When two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order. Citi-ONE permits Participants submitting FRS Orders to apply an Inclusion Level, and it will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing a liquidity-providing order to interact with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting a liquidity-providing order to interact only with Taker Level 1 orders (see discussion below regarding IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION). If no Inclusion Level is applied, an order will be treated as if it had applied Inclusion Level 5. Direct Subscribers can contact the ATS Supervisor (or approved Series 24 Delegate) to have an alternate default Inclusion Level set at the Subscriber level. If a default inclusion level is set and the Direct Subscriber submits an order with different Inclusion Level, the order-specific instruction will take precedence. Indirect Subscribers cannot set Subscriber-level default Inclusion Levels. ~~All liquidity-providing FRS Orders, regardless of~~

Inclusion Level, are eligible to interact with liquidity-taking FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders submitted by Indirect Subscribers, though other order parameters (for example, DNCP, MinQty, or MaxQty) may prevent a match.

CATEGORY ID ASSIGNMENT

A Participant sending liquidity-taking FRS Orders can distinguish various aspects of its order flow to CGMI by using one or more Category IDs, which will be used in the Mark-out Analysis, if applicable.

A Category ID is an indicator a Direct Subscriber can attach or an Indirect Subscriber can request CGMI to attach to an order. A Participant can utilize multiple Category IDs to distinguish, for example, order flow from different business lines, particular underlying clients, child orders associated with particular trading strategies, or order flow of affiliated entities. For example, a broker-dealer Participant could have four Category IDs associated with that Participant's FRS Orders - one for order flow from its Cash High Touch Desk, one for its Agency Program Desk order flow, one for its Central Risk Desk order flow, and one for the remainder of its FRS Order flow. Similarly, and by way of further example, asset managers and hedge fund Subscribers could assign a Category ID for each fund separately managed. Participants are not required to have multiple Category IDs. If no Category ID is entered by a Participant or only one Category ID is used, the Mark-out Analysis, if applicable, will consider all of a Participant's liquidity-taking FRS order flow collectively.

CGMI Business Units similarly may elect to segment their principal order flow through the same process as other Participants, by attaching Category IDs to FRS Orders routed to Citi-ONE.

CGMI assigns initial Category IDs to order flow representing the interests of each of a CGMI Affiliate's customers.

CGMI may use Category IDs to distinguish order flow for Participants that access Citi-ONE via the CGMI algos and/or SOR. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. The applicable Category ID(s) might be based in whole or in part on execution optimization preferences (e.g., minimizing slippage) requested by the Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate or may be set by MQA based on criteria such as historical fill rates and spread capture.

For all Participants, a Category ID may be selected on an order-by-order basis by populating a designated FIX tag. Direct Subscribers also may apply Category IDs at the subscriber level. If a

Direct Subscriber has a default Category ID and populates the designated FIX tag on a particular order, the order-specific Category ID will apply.

When an FRS Order is a liquidity-providing order upon arrival at Citi-ONE, any Category ID tag associated with the order is ignored, as the order is liquidity providing rather than liquidity taking.

MARK-OUT ANALYSIS

CGMI maps all liquidity-taking FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers into ~~five~~four Taker Levels based on its Mark-out Analysis, which, on a standardized, post-trade basis, evaluates the movement of an NMS Stock's midpoint over a short, configurable time horizon surrounding an execution in that NMS Stock. FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis and are labeled Taker Level 1.

Citi-ONE applies the Mark-out Analysis to applicable flow at the Subscriber level or, if the Subscriber has segmented order flow using Category IDs, at the Category ID level. Within each Subscriber or Category ID, Citi-ONE separately conducts Mark-out Analyses and applies Taker Levels to (i) executions of FRS Orders with a midpoint peg condition; and (ii) executions of other FRS Orders (those without a midpoint peg condition). As a general matter, for a given Subscriber or Category ID, as applicable, Citi-ONE will apply the Mark-out Analysis to executions of FRS Orders with a midpoint peg condition once there have been a minimum number of liquidity-taking executions of FRS Orders with a midpoint peg condition and a minimum number of total executed shares of FRS Orders with a midpoint peg condition, as determined by CGMI, over a 30-day rolling period that starts on the first day a Subscriber's or Category ID's FRS Orders with a midpoint peg condition are sent to Citi-ONE. Every applicable Subscriber and Category ID will be subject to the same minimum number of liquidity-taking executions and minimum number of total executed shares for FRS Orders with a midpoint peg condition over a 30-day time frame; these thresholds will not vary by Subscriber or Category ID. Until these thresholds have been reached, a Subscriber's or the Category ID's liquidity-taking FRS Orders with a midpoint peg condition will be defaulted to Taker Level ~~3~~4. The same process, including the same thresholds regarding minimum number of liquidity-take executions and minimum number of total executed shares, will be separately applied to FRS Orders without a midpoint peg instruction.

CGMI will use the results of the Mark-out Analysis to determine how favorable, on an aggregate basis, the executions associated with a particular Subscriber or Category ID's midpoint-pegged FRS Orders and non-midpoint-pegged FRS Orders were for the liquidity provider, on a scale of ~~1~~2 through 5, with ~~1~~2 being most favorable, and 5 being most unfavorable. The Subscriber or Category ID midpoint-pegged and non-midpoint-pegged order flow are each assigned a corresponding Taker Level ~~1~~2 through 5 based on current and historical results of the Mark-out Analysis. Midpoint-pegged and non-midpoint-pegged order flow for the same Subscriber or Category ID may be assigned different Taker Levels.

CGMI conducts new Mark-out Analyses for applicable Subscribers and Category IDs approximately monthly. CGMI may change without notice a Subscriber's or Category ID's assigned Taker Level(s) based on the results of new Mark-out Analyses, though CGMI may consider historical performance and assign a Subscriber or Category ID to a Taker Level that is higher than would otherwise be indicated by the Mark-out Analysis results. After CGMI performs a Mark-out Analysis, any new or changed Taker Level(s) will become effective within seven (7) business days.

The ATS Supervisor (or approved Series 24 Delegate) reserves the right to move a Subscriber or Category ID (including either or both of their midpoint-pegged or non-midpoint-pegged orders) from a lower Taker Level (e.g., Taker Level 3) to a higher Taker Level (e.g., Taker Level 5)--reflecting that the relevant set of executions are less favorable for the liquidity provider--before the completion of the 30-day rolling period (and regardless of the number of executed shares) for new Subscribers and Category IDs and on an intramonth basis for existing Subscribers and Category IDs if a review of the Subscriber's or Category ID's executions warrants such a change in the sole discretion of the ATS Supervisor (or approved Series 24 Delegate). In exercising this discretion, the ATS Supervisor (or approved Series 24 Delegate) may consider, among other factors, deviations from previous trading behavior of a Subscriber or Category ID (e.g., atypical timing of orders or changes in types of symbols for which the Subscriber or Category ID sends orders); volume of trading (e.g., sporadic volume or excessive volume of liquidity-taking orders); and whether the relevant executions have otherwise exhibited behavior inconsistent with the previously assigned Taker Level. Alternatively, the ATS Supervisor (or approved Series 24 Delegate) will place orders associated with a new Subscriber or Category ID in Taker Level 5 at the request of the relevant Subscriber; the ATS Supervisor (or approved Series 24 Delegate) will not honor requests to place orders from new Subscribers or Category IDs in Taker Levels other than 5. Taker Level changes made pursuant to this paragraph become effective overnight.

CGMI may, in its sole discretion and without notice to Subscribers, change the methodology used to assign order flow to a particular Taker Level.

The results of the Mark-out Analysis and the methodology for conducting the Mark-out Analysis are reviewed on a periodic basis at governance meetings comprised of the ATS Supervisor (or approved Series 24 delegate) and representatives from MQA, Equities Management, Technology, and/or Electronic Trading Compliance.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Subscriber on a best-efforts basis either verbally or in writing of the Subscriber's and/or its Category ID's designated Taker Level(s). A Subscriber cannot contest its designated Taker Level(s). See Part III, Item 13(d).

IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION

As noted, Participants may designate an Inclusion Level for their FRS Order(s) and Citi-ONE will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. The selected Inclusion Level determines the Taker Level(s) with which a Participant's liquidity-providing order(s) may interact.

For all Participants, an Inclusion Level may be selected on an order-by-order basis by populating a designated FIX tag. In the event that no Inclusion Level is specified for an FRS Order, the FRS Order will be treated as an Inclusion Level 5 FRS Order (i.e., eligible to interact with all Taker Levels). Direct Subscribers can contact the ATS Supervisor (or approved Series 24 Delegate) to have an alternate default Inclusion Level set at the Subscriber level. If a default inclusion level is set and the Direct Subscriber submits an order with different Inclusion Level, the order-specific instruction will take precedence. Indirect Subscribers cannot set Subscriber-level default Inclusion Levels.

The impact of selecting Inclusion Level 1, 2, 3, 4, or 5, is as follows. When a Participant sending a liquidity-providing FRS Order selects Inclusion Level 1, the Participant's order will only interact with Taker Level 1 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 2, the Participant's order will only interact with Taker Level 1 or 2 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 3, the Participant's order will only interact with Taker Level 1, 2, or 3 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 4, the Participant's order will only interact with Taker Level 1, 2, 3, or 4 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 5 or does not select an Inclusion Level, the Participant's order will interact with Taker Level 1, 2, 3, 4, or 5 orders. ~~All liquidity-providing FRS Orders, regardless of Inclusion Level, are eligible to interact with liquidity-taking~~Because FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed ~~liquidity-taking~~ FRS Orders submitted by Indirect Subscribers~~, though other order parameters (for example, DNCP, MinQty, or MaxQty) may prevent a match~~ are labeled Taker Level 1, they are eligible to interact with all Inclusion Levels.

NON-FRS ORDER TYPES

Inclusion Levels are not applicable to Conditional Orders (including any related Firm-up Orders)~~or~~, Market on Close Orders, or TCCOs. If one of these orders is accompanied by an Inclusion Level, that instruction will be ignored. Conditional Orders (including any related Firm-up Orders)~~and~~, Market on Close Orders, and TCCOs are also not treated as liquidity-taking orders for purposes of assigning Taker Levels. These order types are not scored by the Mark-out

Analysis and do not impact the Taker Level assigned to the flow of a given Participant or Category ID. If one of these orders is accompanied by a Category ID, that instruction will be ignored. For more information on Conditional Orders, including Firm-up Order interactions with FRS Orders, see Part III, Items 7, 9, and 11~~, and~~; for more information on Market on Close Orders, see Part III, Items 11 and 17; and for more information on TCCOs, including their associated Firm-up Orders, see Part III, Items 7, 9, and 11.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As explained in Part III, Item 13(a), FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers that remove liquidity are ranked by CGMI are assigned at least one Taker Level ~~1~~2 through 5 based on the Mark-out Analysis performed by CGMI. Liquidity-taking FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis and are labeled Taker Level 1. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. This process may result in the flow of some Indirect Subscribers, CGMI Business Units, or CGMI Affiliates being segmented into multiple Category IDs and others not segmented. This process does not apply to Direct Subscriber flow.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

Yes☐ No☒

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

Yes☒ No☐

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Subscriber on a best-efforts basis either verbally or in writing of the Subscriber's and/or its Category ID's designated Taker Level(s). A Subscriber cannot contest its designated Taker Level(s).

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

Because Citi-ONE provides a Subscriber with their designated Taker Level(s) upon request and on a best-efforts basis and there is no formal process for informing Subscribers of their assigned Taker Level(s), some Subscriber(s) may be made aware of their Taker Level(s) while others are not.

Part III

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

<mark>Yes</mark>☒ No☐

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Orders can be designated to interact or not interact with certain orders based on the following items:

SELF-MATCH PREVENTION

This feature allows Participants to prevent their own buy and sell orders from matching with one another. This feature is set at the Participant level. It is enabled by default for Participants. Direct Subscribers may have this feature disabled during the onboarding process or by contacting the ATS Supervisor (or approved Series 24 Delegate). Disabling the self-match prevention does not permit two principal orders from the same Direct Subscriber to match. Indirect Subscribers may have this feature disabled by contacting their Client Coverage representative. Participants can also request that self-match prevention apply to not only the Participant's own buy and sell orders but also to buy and sell orders from the Participant's affiliates.

DO NOT CROSS PRINCIPAL

Citi-ONE supports a DNCP instruction, which, if selected, prevents orders from matching with the principal orders of CGMI. Direct Subscribers are able to self-select the DNCP instruction on an order-by-order basis via FIX tag or can contact the ATS Supervisor (or approved Series 24 Delegate) to have the DNCP instruction set at the Direct Subscriber level. Indirect Subscribers are able to self-select the DNCP instruction on an order-by-order basis or they can contact their Client Coverage representative to enable the DNCP instruction on a default basis. If the DNCP instruction is enabled on a Direct Subscriber-level or default basis, it will be applied to all orders, i.e., a Subscriber cannot override that selection on an order-by-order basis. If the DNCP instruction is not enabled on a Direct Subscriber-level or default basis, the Subscriber's order-by-order instruction will control. The DNCP instruction will not prevent Subscriber orders from interacting with CGMI Affiliates' orders.

INCLUSION SELECTION

Participants sending FRS Orders to Citi-ONE that provide liquidity may select one of five Inclusion Levels for contra FRS Orders. Inclusion Level 5 is the most inclusive level of interaction with counterparties and Inclusion Level 1 is the most exclusive level of interaction with counterparties. See Part III, Item 13.

MINIMUM EXECUTABLE QUANTITY ("MinQty")

MinQty allows Participants to specify a minimum quantity for execution against any single contra-side order. Participants can select this feature on an order-by-order basis. Citi-ONE does not aggregate contra-side orders to meet the MinQty; the MinQty specified on an order can only be filled by a single contra-side order. Participants may specify the method by which the MinQty instruction is to be applied in the event a leaves quantity is less than the MinQty specified. A Participant may specify that the order becomes All or None if the leaves quantity is less than the minimum executable quantity, or a Participant may specify that the order is cancelled back to the Participant if the leaves quantity is less than the minimum executable quantity. Under the default setting, an order will become All or None if the leaves quantity is less than the minimum executable quantity.

~~MAXIMUM QUANTITY ("MAX QTY")~~

~~MaxQty allows Participants submitting liquidity-providing FRS Orders (not including Eligible FRS Orders) to specify that they are only willing to execute against a contra-side order with a quantity that is equal to or smaller than the Participant's MaxQty. Participants can select this feature on an order-by-order basis to be applied to an FRS Order only. MaxQty is only enforced when an FRS Order interacts with another FRS Order. If the MaxQty instruction is applied to COs, MOC Orders, or Eligible FRS Orders, those orders will be rejected. Both a MaxQty and a MinQty instruction can be applied to the same order, in which case MinQty must be equal to or less than MaxQty or the order will be rejected.~~

~~The MaxQty instruction will only be enforced for liquidity-providing orders; the liquidity-providing order in a match is the order that was received by Citi-ONE first-in-time and the liquidity-taking order is the order that was received by Citi-ONE second-in-time. Any MaxQty instruction on a liquidity-taking order will be ignored. In practice, this means that if a Participant wishes to ensure that MaxQty will be enforced on a given order, it should send the order with the "post only" designation, as defined in Part III, Item 7, such that the order will only be represented in Citi-ONE as a liquidity-providing order.~~

~~While Participants submitting liquidity-providing orders may specify a MaxQty instruction, any such instruction will be constrained by a pre-defined cap that is 10 times the order quantity. If a Participant's MaxQty exceeds the pre-defined cap, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap. For example, if a Participant submits a 100-share order~~

~~with a 500-share MaxQty, the MaxQty is below the pre-defined cap of 1,000 shares, so will be accepted as is (500 shares). By contrast, if a Participant submits a 100-share order with a 2,000-share MaxQty, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap of 1,000 shares. Thus, in certain instances, a Participant submitting a MaxQty order will be limited in its ability to interact with contra-side orders based on the application of the pre-defined cap, notwithstanding the Participant's larger MaxQty instruction. Application of the pre-defined cap does not impact priority.~~

~~If a Participant amends the quantity of their liquidity-providing order, the pre-defined cap will be recalculated based on the amended order quantity. For example, if a Participant amends the same 100-share order in the immediately preceding example to 50 shares and keeps its 2,000-share MaxQty, Citi-ONE will treat the order as if it has a MaxQty equal to the pre-defined cap of 500 shares (50 shares times multiplier of 10). If a Participant amends the same 100-share order to 300 shares and keeps its 2,000-share MaxQty, the requested MaxQty will be below the pre-defined cap of 3,000 shares, so will be accepted as is (i.e., 2,000 shares). However, increasing order quantity could cause the order to lose matching priority, as described in Part III, Item 7.~~

~~If a Participant's liquidity-providing order is partially filled, the originally applicable MaxQty (as modified by any pre-defined cap) will apply. For example, if 50 shares of a 100-share order with a MaxQty of 2,000 shares (which is being treated by Citi-ONE as having a MaxQty of 1,000 due to the pre-defined cap) is executed, the remaining 50 shares will still be treated as having a MaxQty of 1,000 shares.~~

ORDER TYPE INTERACTION

Participants can choose to allow FRS Orders to interact with Conditional Orders (by default, COs will only interact with other COs), making them "Eligible FRS Orders." See Part III, Items 7, 9, and 11.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

 Yes☒ No☐

Part III

Item 15: <u>Display</u>

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

Yes☐ <mark>No☒</mark>

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

<mark>Yes☒</mark> No☐

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Citi-ONE does not display information to any Person(s) for the purposes of Rule 301(b)(3) of Regulation ATS. However, Citi-ONE, via Ocean and Exegy as described below, provides three real-time, continuous data feeds to CGMI's algos and SOR that contain aggregated and anonymized buy and sell information for resting FRS Orders from all Participants. These data feeds include symbol, side (buy or sell), total (aggregate) order quantity available at or within the NBBO across all Participants, and timestamp (of the snapshot included on each continuous data feed from Citi-ONE, not the timestamp of any individual order). The aggregate quantity is represented at three price levels within the NBBO on each side: the bid (buy and sell orders at the bid price), midpoint (buy and sell orders at the midpoint price), and offer (sell and buy orders at the offer price). Participants may not opt out of having their resting FRS Orders included in the FRS Order data feeds.

Citi-ONE, via Ocean and Exegy, also provides a real-time, continuous data feed to CGMI's algos that contains aggregated and anonymized buy and sell information for resting COs from all Participants except those that opt out. The CO data feed will include the symbol, side (buy or sell), total (aggregate) order quantity available at the midpoint or better and a timestamp (of the snapshot included on the continuous data feed, not the timestamp of any individual order). Direct Subscribers may opt out of having their COs included in the CO data feed at the Subscriber level by contacting the ATS Supervisor (or approved Series 24 delegate). Indirect Subscribers, CGMI Business Units, and CGMI Affiliates may not opt out of having their COs included in the CO data feed.

Ocean provides aggregated and anonymized buy and sell information for Citi-ONE Participants' resting FRS Orders or COs, as described above, to third-party data feed provider, Exegy, and Exegy puts this information into feeds that it delivers to the CGMI algos and SOR. In a situation where all of the interest within the NBBO on a given side of the market is reflected by a single Participant FRS Order or CO, that FRS Order or CO will still be included in the feeds. Although it cannot be aggregated, the feeds will not reflect that the interest is comprised of a single FRS Order or CO, and the FRS Order or CO will still be anonymized. CGMI's algos and SOR use the data in the feeds solely to make efficient real-time decisions regarding where to route orders generated based on the underlying logic of the algos and/or SOR, including whether to route orders to Citi-ONE, and what price conditions and quantity to apply to those orders. Aggregated and anonymized FRS Order and CO information is transmitted to the CGMI algos and SOR regardless of whether the FRS Orders or COs included were sent to Citi-ONE directly or indirectly.

MOC Orders and TCCOs are not included in the Exegy data feeds.

In addition, when a CO (including a TCCO) has a potential match, a "Firm-up Request" is sent requesting the originator of the CO to send a Firm-up Order. A Firm-up Request informs the recipient (the originator of the CO) that the opportunity to match exists and, the quantity associated with the smaller of the two orders that triggered the potential match (either the two COs or the CO and Eligible FRS Order) or the matched quantity for TCCOs, and for TCCOs, the matched duration, but does not provide information on price of the contra-side order or whether the contra-side order is a CO or an Eligible FRS Order (as discussed in Part III, Item 9).

The CGMI algos and/or SOR have knowledge of orders that CGMI sent to Citi-ONE on behalf of Indirect Subscribers, CGMI Business Units, and CGMI Affiliates. The DMA platform offered by CGMI has knowledge of orders that Direct Subscribers send to Citi-ONE.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

The data feeds described above in response to Item 15(b) are only provided to CGMI's algos and SOR.

Part III

Item 17: <u>Closing</u>

a. Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours?

<mark>Yes☒</mark> No☐

If yes, identify and explain the differences as compared to the information provided in the relevant Part III Items of this form.

<u>MOC Orders may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers.</u> An MOC Order must include each of the following key order attributes or it will not be accepted: side, symbol, capacity, quantity, TIF of "at the close," and order type of Market (certain other FIX fields are or may be required as provided in detailed specifications provided to Subscribers). MOC Orders are prioritized for matching by Broker | CGMI Capacity (only for matches where a CGMI principal order would otherwise match against another CGMI principal order) | Size, as opposed to the prioritization of FRS Orders and COs in the RTS (as described in Part III, Items 7 and 11<u>) or TCCOs in the Trajectory Cross Session</u>. MOC Orders will only match with other MOC Orders that reside on Citi-ONE at the MOC Cut-off Time, as defined in Part III, Item 4. Any matched quantity of an MOC Order cannot be cancelled by the Participant. Once the closing price of an NMS Stock at its corresponding primary listing exchange is determined, Citi-ONE-matched MOC Orders will be priced at the primary listing exchange's closing price. At times the initial closing price published by the primary listing exchange may be cancelled and/or restated per the exchange's procedures/instructions. If no closing price is provided by the primary listing exchange, MOC Orders will not be executed and will be cancelled back to Participants. If a closing price is announced but taken down by the primary listing exchange without being replaced, any executions of matched MOC Orders will be cancelled. If a closing price is restated before Citi-ONE's technology platform has been shut down for the day (at 5:00 PM ET, see Part III, Item 4), Citi-ONE will adjust MOC executions to reflect the restated price. To the extent the primary listing exchange cancels and/or restates the closing price after Citi-ONE's technology platform has been shut down for the day (at 5:00 PM ET, see Part III, Item 4), Citi-ONE will adjust MOC executions on a T+1 basis, which may include cancelling Participants' execution prices if the primary listing exchange's closing price is cancelled with no replacement, or cancelling and restating Participants' execution prices if the primary listing exchange provides a restated MOC price.

b. Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ ~~No☐~~ No☒

MOC Orders may only be submitted by Indirect Subscribers, CGMI Business Units, and CGMI Affiliates--not Direct Subscribers.

Part III

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).

There are no subscription fees for accessing Citi-ONE.

Subscribers may access Citi-ONE directly (as Direct Subscribers), indirectly (as Indirect Subscribers), or both directly and indirectly.

CGMI does not charge Direct Subscribers for a primary and secondary FIX port for ~~each of~~ the RTS ~~and MOCS~~ (see Part III, Item 4). In certain instances, CGMI may charge a monthly fee for additional ports. That fee ranges, at the discretion of CGMI management, from $0 to $250 per FIX session depending upon minimum volume thresholds.

Third-party service providers, including datacenters, co-location facilities, and service bureaus may charge Direct Subscribers for connectivity to venues, including Citi-ONE. Citi-ONE may pay one or more of these third-party connectivity and/or service bureau fees for a given Direct Subscriber. The decision to pay such a fee is at the sole discretion of CGMI Equities Management. In deciding whether to pay a third-party fee, CGMI Equities Management may consider, by way of example, the overall relationship of the Subscriber with CGMI, which could include factors such as the type of entity and length of the client relationship. CGMI Equities Management may consider any facts and circumstances in exercising their sole discretion whether to pay a Direct Subscriber's third-party fees.

CGMI charges Subscribers that are only Direct Subscribers a fee per share matched determined at the discretion of CGMI management ranging from $0.00 to $0.05.

CGMI charges Subscribers that are only Indirect Subscribers a bundled services fee, as described in Part III, Item 19(b).

CGMI charges Subscribers that are both Direct and Indirect Subscribers in one of two ways. The first option is that the fees/charges associated with the client's Direct Subscriber connectivity and executions are those described here in Part III, Item 19(a), and rates for bundled services associated with the client's Indirect Subscriber relationship are those described in Part III, Item 19(b). The second option is that both Direct Subscriber and Indirect Subscriber fees/charges are part of the bundled services rates described in Part III, Item 19(b).

Whether a Direct Subscriber pays a fee per share matched (Part III, Item 19(a)) or a bundled services fee (Part III, Item 19(b)) for their Direct Subscriber connectivity and executions, and the amount of any such fee, depends on each Subscriber's overall relationship with CGMI and variables such as: client type, products and services provided to the client, type of trading flow, whether the share(s) add or remove liquidity, trading volume, markets traded, and overall CGMI revenue.

CGMI does not charge CGMI Business Units or Affiliates fees for shares matched on Citi-ONE. CGMI Affiliates may charge their clients for shares matched on Citi-ONE.

Indirect Subscribers are not charged connectivity fees to Citi-ONE. Commissions pertaining to Indirect Subscribers are noted below.

Citi-ONE passes through to Subscribers fees charged to Citi-ONE by SROs in connection with Section 31 of the Exchange Act. Citi-ONE is the CAT Executing Broker for both the buyer and the seller on all trades it executes and is charged CAT fees accordingly. Where a CAT fee is incurred in connection with an execution for a Direct Subscriber that is a broker-dealer, Citi-ONE passes that CAT fee through to that Subscriber. Citi-ONE does not pass through CAT fees to Indirect Subscribers or Direct Subscribers that are not broker-dealers.

b. Identify and describe any fees or charges for use of the NMS Stock ATS Services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

CGMI negotiates individual client commissions pertaining to a wide range of CGMI products and execution services. In negotiating commission rates, each client's overall relationship with CGMI is considered. Variables that may impact commissions include: client type, products and services provided (including high touch trading, electronic execution - algorithmic trading strategies and smart order routing, program trading, prime brokerage, research and corporate access), type of trading flow, trading volume, markets traded, and overall CGMI revenue. These rates per share matched are part of bundled services, are not venue-specific, and range from $0.00 to $0.06 per share matched.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

CGMI does not offer rebates or discount of fees for use of Citi-ONE (see above). Client Coverage and/or Equities Management personnel negotiate commissions that may be discounted or bundled based on factors described above. In addition, as discussed above, Citi-ONE may pay certain third-party fees associated with the use of Citi-ONE for a given Direct Subscriber.

Part III

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

Citi-ONE has two procedures for suspending or stopping trading - one resulting in a suspended period, and one resulting in a stopped, a/k/a halted, period. During a suspended period (which may relate to a single NMS Stock, many NMS Stocks, or all NMS Stocks eligible for trading on Citi-ONE), Citi-ONE will accept orders, cancels and replacements. However, Citi-ONE will not match orders or produce unsolicited cancels for existing orders. If Citi-ONE has sent a Firm-up Request and the Firm-up Period is ongoing at the time the suspension occurs, Citi-ONE will accept any Firm-up Order received within the Firm-up Period, but because RTS Conditional Firm-up Orders are IOC orders and Citi-ONE will not match orders during a suspension, any RTS Conditional Firm-up Order received during the period of suspension will be cancelled after it does not receive a match.; TCCO Firm-up Orders will be cancelled if the suspension is not lifted before the expiration of the Firm-up Period. Matched TCCOs with a "slice" instruction will receive fills for any completed intervals and the unexecuted portion will be cancelled back. Matched TCCOs with a "block" instruction will be cancelled with no executions.

During a stopped/halted period (which may relate to a single NMS Stock, many NMS Stocks, or all NMS Stocks eligible for trading on Citi-ONE), Citi-ONE will not accept orders, cancels, or replacements or perform matching. Citi-ONE will produce unsolicited cancels for existing orders during a stopped/halted period. Citi-ONE will not accept Firm-up Orders, including TCCO Firm-up Orders, during a stopped/halted period; accordingly, if Citi-ONE has sent a Firm-up Request that is ongoing at the time the stop/halt occurs and the stop/halt lasts longer than the Firm-up Period, the Firm-up Period will expire (see Part III, Item 9, for more information about the expiration of the Firm-up Period). Matched TCCOs with a "slice" instruction will receive fills for any completed intervals and the unexecuted portion will be cancelled back. Matched TCCOs with a "block" instruction will be cancelled with no executions.

CGMI can, in its sole discretion, initiate a suspended or stopped/halted period at any time, including the suspension or stoppage/halt of trading in individual NMS Stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. Citi-ONE will make reasonable efforts to notify Participants electronically in a timely manner in the event of such an occurrence affecting Citi-ONE.

Matching on Citi-ONE may be suspended or stopped/halted in an individual NMS Stock, or all NMS Stocks, for various regulatory compliance, technology, or operational reasons, including but not limited to, if Citi-ONE (i) receives any one of a variety of Trading Halt messages through the SIP feed (Part III, Item 23), (ii) is unable to promptly trade report (within the timeframe required under FINRA's trade reporting rules) to its primary or secondary Trade Reporting Facility (Part III, Item 21), (iii) deems market data received from the SIP to be stale (Part III, Item 23), (iv) receives notification that an NMS Stock(s) is in a LULD Limit State or Straddle State, (v) receives notification that Citi's Restricted Trading List prohibits trading in an NMS Stock(s) (because Citi-ONE will not execute any orders as principal or agent with respect to stocks that appear in Category 4 of Citi's Restricted Trading List, unless an exemption exists), or (vi) identifies an NMS Stock(s) that is not continuous net settlement eligible at NSCC. Regulatory halt conditions result in a systematic and automatic stopped/halted period; ATS activity will resume automatically once the regulatory halt condition is lifted.

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Part III

Item 21: Trade Reporting

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

Citi-ONE uses the NASDAQ TRF (Carteret) as its primary trade reporting facility. Citi-ONE also has the ability to use the NASDAQ TRF2 (Chicago) as its secondary trade reporting facility. Citi-ONE matches buyers and sellers in a single cross and reports such trades pursuant to FINRA trade reporting guidance. Through its service provider, Ocean, Citi-ONE sends a single cross report to the TRF and reports two non-media reports for each Participant involved in the transaction. TCCO trades executed at the VWAP are reported using the appropriate modifier for weighted average price. If a TCCO trade is executed at the midpoint, the weighted average price modifier is not used. In matches between two CGMI principal FRS Orders, COs, ~~or~~ MOC Orders, or TCCOs, there is no change of beneficial ownership; accordingly, they are treated as journal entries (internal movements of positions and monies) and are not trade reported.

b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Part III

Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

CGMI is a self-clearing broker-dealer and a member of the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC"). CGMI facilitates clearance and settlement of Citi-ONE executions through its existing infrastructure for over-the-counter transactions, which includes services provided by third-party provider Broadridge Securities Processing Solutions Inc.

CGMI becomes a counterparty for settlement purposes to all Citi-ONE transactions. CGMI submits its side of all trades for clearing at NSCC and settlement at DTC.

For broker-dealer Participants, CGMI submits its side of the trades to NSCC on a trade-for-trade basis, without netting. Broker-dealer Participants may clear their transactions through a Qualified Service Representative agreement or Automatic Give-Up agreement.

For non-broker-dealer Participants, CGMI submits trades in aggregate for settlement on a Delivery Versus Payment/Receive Versus Payment (DVP/RVP) basis using the DTC ID process consistent with client instructions. Alternatively, for non-broker-dealer Participants that instruct CGMI to "step-out" to a specific clearing broker for clearance and settlement, CGMI submits its side of the trades in aggregate at the end of the day and "locks-in" the transactions directly with the clearing broker via an existing clearing agreement.

In matches between two CGMI principal FRS Orders, COs, ~~or~~ MOC Orders, or TCCOs, there is no change of beneficial ownership and therefore no transaction to clear or settle; such matches are treated as journal entries.

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

The processes and material arrangements for clearance and settlement of Citi-ONE transactions are dependent upon the relevant Participant type (broker-dealer or non-broker-dealer) as described above. In matches between two CGMI principal FRS Orders, COs, ~~or~~ MOC Orders, or TCCOs, there is no change of beneficial ownership and therefore no transaction to clear or settle; such matches are treated as journal entries.

Part III

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

Citi-ONE matches RTS orders using an NBBO constructed by Ocean. Ocean constructs the NBBO using a combination of full network redundant direct market data feeds and market data disseminated by the Securities Information Processors ("SIPs") (the "Constructed NBBO"). Specifically, Citi-ONE uses direct market data feeds for U.S. exchanges with the exception of the Long-Term Stock Exchange. Separately, Citi-ONE uses full network redundant SIP feeds as a secondary source for the Constructed NBBO. The Constructed NBBO is used to price, prioritize, and match RTS orders. The ATS will arbitrate between the two market data feeds, direct and SIP, to the extent available, based on the detection of any market data latency. If there is an issue with the Constructed NBBO, transactions in Citi-ONE during the RTS will be priced solely using the NBBO disseminated by the SIPs. Accordingly, all RTS matches in Citi-ONE are programmed to match at or within the Constructed NBBO or the SIP NBBO.

Citi-ONE determines VWAP prices for the Trajectory Cross Session by reference to the SIPs. VWAP calculations exclude odd lot trades and trades with prices unrelated to the current market (e.g., trades priced in an opening auction) or trades with special settlement instructions (e.g., cash trade).

Citi-ONE is designed to operate in compliance with all applicable rules and regulations (e.g., Regulation ATS, Regulation NMS, etc.). Citi-ONE uses the SIPs to identify market trading status pertaining to the following regulatory events: Regulation SHO Short Sale Restriction Activated, Regulation SHO Short Sale Restriction Removed, Trading Halted, Quote Only, Resumed Trading, Trading Paused, LULD Circuit Breaker, Volatility Indicator, Market Open and Close events for each symbol.

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

 Yes☒ No☐